UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 17 August 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MEDIA RELEASE 2017
UNAUDITED RESULTS



GOLD FIELDS

SIX MONTHS ENDED 30 JUNE 2017

SALIENT FEATURES
Including continuing and discontinued operations

1.047
million ounces
of attributable gold production

US$980
per ounce
All-in sustaining costs

US$1,103
per ounce
All-in costs

US$102 million
cash outflow
from operating activities*

Damang and Gruyere projects on schedule and budget

South Deep implementing first year of rebase plan

Net debt/EBITDA
Ratio 1.12x

Note: *Cash flow from operating activities less net capital expenditure and environmental payments.

JOHANNESBURG. 17 August 2017: Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings of US$77m for the six months to June 2017 compared with normalised earnings of US$103m for the six months to June 2016.

Normalised earnings from continuing operations of US$80m for the six months to June 2017 compared with normalised earnings of US$98m for the six months to June 2016.

Normalised loss from discontinued operations of US$3m for the six months to June 2017 compared with normalised earnings of US$6m for the six months to June 2016.

An interim dividend of 40 SA cents per share (gross) is payable on 11 September 2017.

Statement by Nick Holland,
Chief Executive Officer of Gold Fields

Projects tracking well

At the end of 2016, Gold Fields embarked on a reinvestment programme in order to sustain the current production base for the next 8 to 10 years and to improve the all-in costs for the Group. Both the Damang and Gruyere projects progressed well during the 6 months, with South Deep having a slower start to the year than planned due to the fatalities and falls of ground in Q1. Having planned the year at a gold price of US$1,100/oz, the average gold price received of US$1,232/oz has positively impacted our results and has assisted in maintaining a strong balance sheet during a period of high capital expenditure.

As reported in the recent trading statement, attributable gold equivalent production, for the six months ended 30 June 2017, was 1.047Moz (H1 2016: 1.044Moz). All-in sustaining costs for the period were US$980/oz (H1 2016: US$992/oz), with all-in costs of US$1,103/oz (H1 2016: US$1,024/oz) as a result of the increased growth capital.

As mentioned above, normalised earnings in H1 2017, decreased to US$77m, from US$103m in H1 2016 due to the impact of stronger exchange rates on converting local currency costs and amortisation to US dollars and secondly an increase in amortisation at Tarkwa linked to new reserves published in March 2017 as well as increased mining volumes at this mine.

Normalised earnings from continuing operations were US$80m or US$0.10/share.

In line with our dividend policy, we have declared an interim dividend of 40 SA cents per share which compares with the 2016 interim dividend of 50 SA cents per share.

Gold Fields reported a net cash outflow for the half year of US$102m, compared with an inflow of US$60m in H1 2016, mainly due to the growth capital spent at Gruyere, Damang and Salares Norte. Stripping out the project capital of US$141m at these three projects, the net cash flow would have been an inflow of US$39m. Consequently, the net debt balance increased to US$1,365m from US$1,166m at the end of FY 2016, with the net debt to EBITDA ratio edging higher to 1.12x (from 0.95x at 31 December 2016) but still well below the debt covenant level of 2.5x.

Update on projects

Damang

The Damang reinvestment project, which commenced on 23 December 2016, has got off to a strong start and is currently tracking well against the project plan. During H1 2017, total tonnes mined were 18.9Mt while gold production was 77koz, underpinned by high-grade material from the Amoanda pit. Construction of the Far East Tailings Storage Facility (FETSF) commenced during Q1 2017 and is on track for completion by the end of 2017. It will provide cost effective tailings capacity of 44Mt.

Given the strong start to the project total tonnes mined in 2017 are now expected to be 41Mt vs. the project schedule of 33Mt, with the key focus on capital stripping.

Gruyere

During H1 2017, the Gruyere JV undertook a detailed review of the Feasibility Study, which resulted in a number of improvements and enhancements to the project.

The capital cost budget has been revised to A$532m to include certain other costs, including those associated with complying to the International Cyanide Management Code.

The project construction schedule remains unchanged, with engineering progress at 13.5% (budget: 14.8%) and construction progress in-line with budget at 9.3%. The Gruyere Village, which includes 648 rooms, offices and recreational facilities, was commissioned during H1 2017. As scheduled, Stage 1 (installation of the first 288 rooms) in March 2017 and Stage 2 (installation of a further 360 rooms) was completed in May 2017. Six of the eight planned boreholes at the Anne Beadell borefield were commissioned during H1 2017. These are expected to provide the majority of water required for construction works and potable water for the Gruyere Village.

The Bulk Earthworks contract was awarded to MACA Civil in May 2017. The contract covers the development of the main access road, borefield access tracks, sealed airstrip, and access roads to the process plant and the tailings storage facility. MACA began resourcing and mobilising its workforce in early May for an expected construction duration of 15 months.

The Engineering, Procurement and Construction (EPC) contract for the design, procurement and installation of the Gruyere processing plant and the associated infrastructure was awarded to Amec Foster Wheeler Cimvec Joint Venture and executed in June 2017. Contracts for the supply of key long lead equipment items have been awarded, including the ball mill and primary crusher to FL Schmidt and the SAG mill to Outotec.

During H1 2017, a power supply contract was signed with APA Group, a leading Australian energy infrastructure business. APA will design, build, own and operate a 198 kilometre gas pipeline and a 45 megawatt gas-fired power plant which will supply Gruyere's energy needs for the life of the project. Commissioning of both the pipeline and the power station is planned for Q4 2018. Procurement of the LPG will be undertaken by the Joint Venture.

Finally, the tender process for the mining contract is underway, with the award of the mining contract expected in Q4 2017. Mobilisation of the successful mining contractor is scheduled for Q1 2018.

Australia

Gold production in the Australia region for H1 2017 was 1% higher YoY at 469koz, with all operations except Darlot increasing production. AIC for the region was 3% lower YoY in A$ terms at A$1,228/oz and largely flat in US$ terms at US$924/oz. The net cash outflow from the region for H1 2017 was US$9m. However, if the US$60m spent on Gruyere is excluded, the region recorded an inflow of US$51m.

During H1 2017, A$47m of the exploration budget was spent, with 331,100 metres drilled during the period. There have been encouraging results at all operations including extensions at Wallaby at Granny Smith, both laterally and at depth, as well as extensions at Invincible and Invincible South at St Ives. At Agnew, infill and step-out drilling at Waroonga North yielded positive results, indicating that this ore body

which is in close proximity and in a parallel shear zone to the high grade substantial Kim orebody, is increasing in size.

Subsequent to quarter end, Gold Fields announced the sale of Darlot, through a wholly owned subsidiary, to ASX-listed Red 5 Limited for a total consideration of A$18.5m, comprising A$12m in cash and 130m Red 5 shares. The cash component is made up of A$7m upfront and A$5m deferred for up to 24 months. The deferred consideration may be taken as additional shares in Red 5 or as cash at Gold Fields' election.

Red 5 intends to undertake a rights issue in order to assist with the funding of the cash component and general working capital purposes. Gold Fields will underwrite the rights issue up to A$7m. The transaction is subject to customary conditions, including Red 5 shareholder approval, and is scheduled for completion and ownership transfer in September 2017.

West Africa

Attributable gold production from the West Africa region was 4% higher YoY at 323koz in H1 2017 due to higher production at both Tarkwa and Damang. However, AIC for the region increased 9% YoY to US$1,142/oz driven by the US$53m in project capital spent at Damang during the half. The region generated net cash flow of US$21m for the six months to June 2017. If the project capital for Damang (US$53m) is excluded, the region would have generated net cash flow of US$74m.

South America

Attributable equivalent gold production at Cerro Corona increased by 7% YoY to 136koz, underpinned by slightly higher recovered grades and the higher copper price. Consequently, AIC decreased by 7% YoY to US$677 per equivalent ounce. The mine generated net cash flow of US$27m during H1 2017.

Over the last 12 months our technical and operational teams have been working on options to extend the life of Cerro Corona. At the present time initial studies have been completed that show by using existing mineral resources and alternative tailings disposal methods (specifically in-pit tailings and as an alternative, a new tailings dam) mine life could potentially be economically extended to 2030. This initial work has been encouraging and a pre-feasibility study is expected to be completed in early 2018.

South Deep

After a challenging start to 2017, with a number of incidents impacting Q1, production at South Deep in Q2 2017 increased by 61% QoQ. The recovery continued into the July month, during which 1,008kg (32koz) was produced. Despite the slow start to the year, the integrity of the rebase plan is still intact and largely on track. We strongly believe that the production schedule of the rebase plan over the next few years is on track.

For the six months to 30 June 2017, production at South Deep decreased by 15% to 3,710kg (119koz) from 4,356kg (140koz) in H1 2016, driven by decreased volumes and grade. Two fatalities and three falls of ground impacted negatively on the March quarter's production output. However, the June quarter demonstrated a significant improvement. AIC in H1 2017 increased 7% YoY to R662,973/kg (US$1,557/oz).

- Safety continues to be a priority at South Deep, with no fatalities reported in Q2 after a bad start in Q1. The TRIFR improved 25% YoY to 2.18 in H1 2017 from 2.89 in H1 2016.
- The net cash outflow for the period was R630m compared with an outflow of R50m in H1 2016, in part due to the lower gold price received of R525,042/kg compared with R601,187/kg in H1 2016.
- Development decreased by 7% to 2,853 metres in H1 2017 from 3,078 metres in H1 2016.
- Destress mining decreased by 19% to 16,134 square metres for the six months ended 30 June 2017 from 19,845 square metres for the six months ended 30 June 2016 (a change in the rib pillar design from 2016 to 2017 resulted in a change in the measurement of destress square metres). Destress tonnes in H1 2017 were 109kt, compared with 163kt in H1 2016.
- Longhole stoping volumes increased by 29% to 387kt in H1 2017 from 301kt in H1 2016, in line with the mines build-up plan, and accounted for 50% of total tonnes broken.
- Secondary support increased by 19% YoY to 4,625 metres from 3,891 metres from H1 2016.
- Backfill placed was 17% lower YoY for the six months to June 2017 at 164m^3 from 198m^3 in H1 2016. Operational constraints in Q1 2017 impacted negatively on backfill placed. In addition, the rib pillar destress method requires significantly less backfill.

The improved performance from Q1 2017 to Q2 2017 is scheduled to continue for the remainder of the year. This is primarily as a result of additional mining cuts becoming available and improved access and infrastructure capacity particularly in the higher grade corridors. The forecast improvement will be further enabled by debottlenecking the ore handling infrastructure as well as improved primary equipment availabilities and utilisation. This is based on improved maintenance strategies and practices.

Significant focus is being placed on integrating and optimising the overall mining cycle including the constraining ancillary activities of secondary support and backfill to improve overall productivity. There has been an improvement in compliance to mine design parameters and this is steadily translating into improved overall mining conditions, mining area availability and output.

As a result of this, we envisage steadily increasing the rate of destress mining to further improve volumes and create mining stock.

Mining Charter

We endorse the process undertaken by the Chamber of Mines with regards to the 2017 Mining Charter published on 15 June 2017. The interdict application is likely to be heard in mid-September 2017. Gold Fields supports achieving a solution that is viable to support economic growth and create a sustainable mining industry in South Africa in which investment is encouraged. A preference is to craft a solution through a win-win outcome for all. Unfortunately, the current envisaged charter renders this impossible.

Silicosis

As reported in our recent trading statement, Gold Fields has raised a provision of US$30 million (R390 million) after tax for a possible settlement of the silicosis class action claims. We remain committed to finding a sustainable solution for the industry and claimants.

FY17 guidance intact

Attributable equivalent gold production for 2017 is expected to be between 2.10Moz and 2.15Moz, with AISC of between US$1,010 per ounce and US$1,030 per ounce. As previously guided, due to the increased project capital spend, AIC is expected to be between US$1,170 per ounce to US$1,190 per ounce.

Looking beyond 2017, we believe that we can at least maintain our current production profile for the next 8 to 10 years. In the chart below, we show the five-year production and AIC profile. The benefits of the investments in Damang, Gruyere and South Deep start to come through from 2019 onwards, with production approaching 2.3Moz and AIC approaching sub-US$900/oz. Importantly, this profile is largely achieved from lower risk, less capital intensive organic projects. Any further upside and capital expenditure potential from Salares Norte is excluded.



STOCK DATA FOR THE 6 MONTHS ENDED 30 JUNE 2017

Number of shares in issue		NYSE – (GFI)	
– at end 30 June 2017	820,614,217	Range – Six months	US$3.10 – US$4.07
– average for the six months	820,609,409	Average Volume – Six months	8,994,226 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR38.03 – ZAR55.51
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Six months	3,317,883 shares/day

Key Statistics

		UNITED STATES DOLLAR				
		Quarter			**Six months ended**	
		June 2017	March 2017	June 2016	June 2017	June 2016
Gold produced*	oz (000)	**550**	497	529	**1,047**	1,044
Continuing operations		**539**	483	510	**1,022**	1,007
Discontinued operations		**11**	14	19	**25**	37
Tonnes milled/treated	000	**8,667**	8,665	8,372	**17,331**	16,961
Continuing operations		**8,552**	8,545	8,242	**17,096**	16,731
Discontinued operations		**115**	120	130	**235**	230
Revenue	US$/oz	**1,247**	1,216	1,242	**1,232**	1,218
Continuing operations		**1,247**	1,216	1,242	**1,232**	1,217
Discontinued operations		**1,256**	1,218	1,256	**1,234**	1,224
Operating costs	US$/tonne	**42**	42	42	**42**	41
Continuing operations		**41**	41	39	**41**	40
Discontinued operations		**127**	126	116	**127**	133
All-in sustaining costs#	US$/oz	**949**	1,016	1,023	**980**	992
Continuing operations		**934**	1,003	1,019	**960**	988
Discontinued operations		**1,657**	1,434	1,167	**1,532**	1,139
Total all-in cost#	US$/oz	**1,092**	1,114	1,061	**1,103**	1,024
Continuing operations		**1,081**	1,104	1,057	**1,092**	1,021
Discontinued operations		**1,657**	1,434	1,167	**1,532**	1,139
Net debt	US$m	**1,365**	1,241	1,155	**1,365**	1,155
Net debt to EBITDA ratio					**1.12**	1.05
Cash flow from operating activities**	US$				**(102)**	60
Continuing operations					**(102)**	60
Discontinued operations					**–**	–
Net earnings/(loss)	US$m					
Continuing operations					**55.7**	109.9
Discontinued operations					**(2.7)**	5.4
Net earnings	US c.p.s					
Continuing operations					**7**	13
Discontinued operations					**–**	1
Headline earnings/(loss)	US$m					
Continuing operations					**71.7**	117.9
Discontinued operations					**(1.8)**	6.0
Headline earnings	US c.p.s.					
Continuing operations					**9**	15
Discontinued operations					**–**	1
Normalised earnings/(loss)	US$m					
Continuing operations					**79.5**	97.7
Discontinued operations					**(2.6)**	5.6
Normalised earnings	US c.p.s.					
Continuing operations					**10**	12
Discontinued operations					**–**	1

*   All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**   Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs.

\#   Refer to page 24 and 25.

    All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

    Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.

    Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Total Gold Fields operations
Income statement (Continuing and discontinued operations)

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Six months to	
	June 2017	June 2016
Revenue	**1,334.6**	1,304.9
Operating costs – net	**(707.2)**	(666.3)
Operating profit	**627.4**	638.6
Amortisation and depreciation	**(323.5)**	(299.6)
Net operating profit	**303.9**	339.0
Net interest expense	**(31.6)**	(30.6)
Share of equity accounted earnings after taxation	**(0.8)**	(1.6)
Loss on foreign exchange	**(4.2)**	(0.1)
Gain on financial instruments	**7.3**	5.5
Share-based payments	**(11.7)**	(5.6)
Long-term employee benefits	**(3.3)**	(20.1)
Other	**(21.6)**	(24.0)
Exploration and project costs	**(48.4)**	(41.0)
Profit before royalties, taxation and non-recurring items	**189.6**	221.5
Non-recurring items	**(38.1)**	6.3
Profit before royalties and taxation	**151.5**	227.8
Royalties	**(30.6)**	(38.5)
Profit before taxation	**120.9**	189.3
Mining and income taxation	**(62.3)**	(68.1)
– Normal taxation	**(83.4)**	(82.8)
– Deferred taxation	**21.1**	14.7
Net profit	**58.6**	121.2
Attributable to:		
– Owners of the parent	**53.0**	115.3
– Non-controlling interest	**5.6**	5.9
Net earnings	**53.0**	115.3
Headline earnings	**69.9**	123.9
Normalised earnings	**76.9**	103.3

Statement of cash flows (Continuing and discontinued operations)
Figures are in millions unless otherwise stated

| | UNITED STATES DOLLAR | |
| | Six months ended | |
	June 2017	June 2016
Cash flows from operating activities	**276.4**	383.9
Profit before royalties, tax and non-recurring items	**189.6**	221.5
Non-recurring items	**(38.1)**	6.3
Amortisation and depreciation	**323.5**	299.6
South Deep BEE dividend	**(1.5)**	(1.3)
Payment of long-term incentive plan	**(11.9)**	–
Change in working capital	**(25.6)**	(12.7)
Royalties and taxation paid	**(196.4)**	(126.5)
Other non-cash items	**36.8**	(3.0)
Dividends paid	**(43.3)**	(10.6)
Owners of the parent	**(37.5)**	(10.6)
Non-controlling interest holders	**(5.8)**	–
Cash flows from investing activities	**(438.5)**	(320.8)
Capital expenditure – additions	**(389.0)**	(316.4)
Capital expenditure – proceeds on disposal	**20.7**	1.2
Purchase of investments	**(60.1)**	–
Proceeds on disposal of investments	**–**	2.7
Environmental payments	**(10.1)**	(8.3)
Cash flows from financing activities	**160.6**	6.5
Loans received	**285.3**	421.6
Loans repaid	**(124.7)**	(566.6)
Proceeds on issue of shares	**–**	151.5
Net cash (outflow)/inflow	**(44.8)**	59.0
Translation adjustment	**10.9**	4.4
Cash at beginning of period	**526.7**	440.0
Cash at end of period	**492.8**	503.4
Cash flow for continuing and discontinued operations from operating activities less net capital expenditure and environmental payments	**(102.0)**	60.4

Results for the Group
(Continuing and discontinued operations)

SAFETY

The Group's fatality injury frequency rate regressed from 0.00 for the six months ended 30 June 2016 to 0.07 for the six months ended 30 June 2017. The total recordable injury frequency rate (TRIFR)[1] for the Group regressed by 8 per cent from 2.20 for the six months ended 30 June 2016 to 2.37 for the six months ended 30 June 2017.

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

For the six months ended 30 June 2017 compared with the six months ended 30 June 2016

The discussion of financial and operating results below is an analysis of total Gold Fields operations (continuing and discontinued). Due to the fact that the discontinued operation does not have a material impact on the Group's results, it has not been discussed separately. The discussion is based on the Income statement and Statement of cash flows on pages 5 and 6, respectively.

REVENUE

Attributable equivalent gold production increased marginally from 1,044,000 ounces for the six months ended 30 June 2016 to 1,047,000 ounces for the six months ended 30 June 2017. South Deep and Darlot produced less gold in the six months ended 30 June 2017 compared with the six months ended June 2016.

Gold production at South Deep in South Africa, decreased by 15 per cent from 4,356 kilograms (140,000 ounces) to 3,710 kilograms (119,300 ounces).

Attributable gold production at the West African operations increased by 4 per cent from 310,900 ounces for the six months ended 30 June 2016 to 322,600 ounces for the six months ended 30 June 2017 due to increased production at both Tarkwa and Damang. Attributable equivalent gold production at Cerro Corona in Peru increased by 7 per cent from 126,900 ounces for the six months ended 30 June 2016 to 136,300 ounces for the six months ended 30 June 2017. Gold production at the Australian operations increased by 1 per cent from 466,100 ounces for the six months ended 30 June 2016 to 468,800 ounces for the six months ended 30 June 2017 due to higher production at all the operations except Darlot.

At the South Africa region, production at South Deep decreased by 15 per cent from 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 to 3,710 kilograms (119,300 ounces) for the six months ended 30 June 2017 due to decreased volumes and grades, exacerbated by two fatalities in the six months ended June 2017, whilst in the comparative period there were none. Gold sold decreased by 14 per cent from 4,356 kilograms (140,000 ounces) to 3,740 kilograms (120,200 ounces).

At the West Africa region, managed gold production at Tarkwa increased by 3 per cent from 273,500 ounces for the six months ended 30 June 2016 to 281,500 ounces for the six months ended 30 June 2017 mainly due to higher yield. At Damang, managed gold production increased by 7 per cent from 71,900 ounces for the six months ended 30 June 2016 to 76,900 ounces for the six months ended 30 June 2017 mainly due to increased tonnes processed in excess of what was planned in the Damang reinvestment project.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 7 per cent from 127,500 ounces for the six months ended 30 June 2016 to 137,000 ounces for the six months ended 30 June 2017 mainly due to increased gold and copper recoveries. Gold equivalent ounces sold increased by 14 per cent from 120,100 ounces to 135,700 ounces.

At the Australia region, St Ives' gold production increased by 5 per cent from 175,900 ounces for the six months ended 30 June 2016 to 184,100 ounces for the six months ended 30 June 2017 mainly due to increased volumes processed. At Agnew/Lawlers, gold production increased by 6 per cent from 109,300 ounces for the six months ended 30 June 2016 to 115,500 ounces for the six months ended 30 June 2017 mainly due to increased ore tonnes processed. At Darlot, gold production decreased by 34 per cent from 37,200 ounces for the six months ended 30 June 2016 to 24,500 ounces for the six months ended 30 June 2017 mainly due to lower grades. At Granny Smith, gold production increased by 1 per cent from 143,700 ounces for the six months ended 30 June 2016 to 144,700 ounces for the six months ended 30 June 2017 due to increased tonnes mined and processed, partially offset by lower grades.

The average US dollar gold price achieved by the Group increased by 1 per cent from US$1,218 per equivalent ounce for the six months ended 30 June 2016 to US$1,232 per equivalent ounce for the six months ended 30 June 2017. The average rand gold price decreased by 13 per cent from R601,187 per kilogram to R525,042 per kilogram. The average Australian dollar gold price decreased by 1 per cent from A$1,657 per ounce to A$1,642 per ounce. The average US dollar gold price for the Ghanaian operations increased by 1 per cent from US$1,217 per ounce for the six months ended 30 June 2016 to US$1,232 per ounce for the six months ended 30 June 2017. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased marginally from US$1,227 per equivalent ounce for the six months ended 30 June 2016 to US$1,221 per equivalent ounce for the six months ended 30 June 2017. The average US dollar/Rand exchange rate strengthened by 14 per cent from R15.39 for the six months ended 30 June 2016 to R13.24 for the six months ended 30 June 2017. The average

Australian/US dollar exchange rate strengthened by 1 per cent from A$1.00 = US$0.74 to A$1.00 = US$0.75.

Gold equivalent ounces sold increased by 1 per cent from 1.07 million ounces to 1.08 million ounces. Revenue increased by 2 per cent from US$1,305 million for the six months ended 30 June 2016 to US$1,335 million for the six months ended 30 June 2017 due to the higher gold price achieved and increased gold sold.

NET OPERATING COSTS

Net operating costs increased by 6 per cent from US$666 million for the six months ended 30 June 2016 to US$707 million for the six months ended 30 June 2017. The US$41 million higher net operating costs were due to an increase in costs of US$13 million in local currencies (2 per cent) and the exchange rate effect of US$28 million on translation into US dollars at a 14 per cent stronger rand and a 1 percent stronger Australian dollar.

At the South Africa region, net operating costs at South Deep increased by 2 per cent from R1,959 million (US$127 million) for the six months ended 30 June 2016 to R1,997 million (US$151 million) for the six months ended 30 June 2017 mainly due to annual salary increases and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation in accordance with the rebase plan, partially offset by a build-up of gold-in-process of R63 million (US$5 million).

At the West Africa region, net operating costs decreased by 5 per cent from US$230 million for the six months ended 30 June 2016 to US$218 million for the six months ended 30 June 2017. This decrease in net operating costs was mainly due to continued business process re-engineering, as well as a gold-in process build-up of US$16 million for the six months ended 30 June 2017 compared with US$8 million for the six months ended 30 June 2016.

At the South America region, net operating costs at Cerro Corona increased by 11 per cent from US$63 million for the six months ended 30 June 2016 to US$70 million for the six months ended 30 June 2017 in line with the increase in production and due to a lower build-up of concentrate of US$1 million for the six months ended 30 June 2017 compared with a build-up of US$6 million for the six months ended 30 June 2016.

At the Australia region, net operating costs increased by 6 per cent from A$337 million (US$247 million) for the six months ended 30 June 2016 to A$357 million (US$269 million) for the six months ended 30 June 2017 mainly due to increased production at all the operations except Darlot, as well as a gold inventory charge to cost of A$1 million (US$nil million) for the six months ended June 2017 compared with a credit of A$15 million (US$11 million) for the six months ended June 2016.

OPERATING PROFIT

Operating profit for the Group decreased by 2 per cent from US$639 million for the six months ended 30 June 2016 to US$627 million for the six months ended 30 June 2017 due to the increase in net operating costs, partially offset by the increase in revenue.

AMORTISATION

Amortisation for the Group increased by 8 per cent from US$300 million for the six months ended 30 June 2016 to US$324 million for the six months ended 30 June 2017. The increase in amortisation relates mainly to stronger exchange rates in South Africa and Australia along with an increase at Tarkwa as a result of lower reserve ounces (reported on 28 March 2017) and an increase in ore mined and stockpiled. The US$24 million increase in amortisation was due to higher amortisation of US$16 million in local currencies and the exchange rate effect of US$8 million on translation into US dollars at a 14 per cent stronger rand and a 1 per cent stronger Australian dollar.

OTHER

Net interest expense for the Group increased by 3 per cent from US$31 million for the six months ended 30 June 2016 to US$32 million for the six months ended 30 June 2017. Interest expense of US$44 million, partially offset by interest income of US$3 million and interest capitalised of US$9 million for the six months ended 30 June 2017 compared with interest expense of US$41 million, partially offset by interest income of US$3 million and interest capitalised of US$7 million for the six months ended 30 June 2016.

The share of equity accounted losses decreased by 50 per cent from US$2 million for the six months ended 30 June 2016 to US$1 million for the six months ended 30 June 2017 due to downscaling of activities at Far Southeast project (FSE) and mainly related to recurring site and overhead costs.

The loss on foreign exchange of US$4 million for the six months ended 30 June 2017 compared with US$nil million for the six months ended 30 June 2016 and related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments of US$7 million for the six months ended 30 June 2017 related to the mark to market of the gold hedge taken out at the Australian operations (a gain of A$14 million/US$11 million) and the oil hedges taken out at the Ghanaian and Australian operations (a loss US$2 million and A$2 million/US$2 million, respectively). This compared to a gain of US$6 million for the six months ended 30 June 2016 mainly due to the South Deep currency hedge.

Share-based payments for the Group increased from US$6 million to US$12 million due to the introduction of the revised Gold Fields 2012 share scheme. Long-term employee benefits decreased from US$20 million to US$3 million due to downward mark to market adjustments and no issue of benefits in 2017 due to the termination of the scheme.

Other costs for the Group decreased from US$24 million to US$22 million.

EXPLORATION AND PROJECT COSTS

Exploration and project costs increased from US$41 million for the six months ended 30 June 2016 to US$48 million for the six months ended 30 June 2017, mainly due to increased write-off of exploration at the Australian operations from A$20 million (US$15 million) to A$28 million (US$21 million). Exploration costs at Salares Norte was similar at US$24 million.

NON-RECURRING ITEMS

Non-recurring expenses of US$38 million for the six months ended 30 June 2017 compared with non-recurring income of US$6 million for the six months ended 30 June 2016. The non-recurring expenses for the six months ended 30 June 2017 mainly related to the silicosis provision raised of US$30 million and US$7 million for the write-off of parked up fleet at Tarkwa. The non-recurring income for the six months ended 30 June 2016 was mainly due to a profit of US$18 million on the buy-back of the bond, partially offset by retrenchment costs of US$10 million at Damang.

ROYALTIES

Government royalties for the Group decreased from US$39 million for the six months ended 30 June 2016 to US$31 million for the six months ended 30 June 2017 due to the introduction of a sliding scale royalty in Ghana from 1 January 2017. The royalty rate decreased from 5 per cent in 2016 to an effective 3 per cent in 2017 (based on a sliding scale linked to revenue).

TAXATION

The taxation charge for the Group of US$62 million for the six months ended 30 June 2017 compared with US$68 million for the six months ended 30 June 2016. Normal taxation was similar at US$83 million. The deferred tax credit of US$21 million for the six months ended 30 June 2017 compared with US$15 million for the six months ended 30 June 2016. The high effective tax rate for the six months ended 30 June 2017 is mainly due to the non-deduction of certain interest payments of US$36 million and exploration costs at Salares Norte of US$24 million. If pre-tax profits are adjusted for these items, the normalised effective tax rate for the six months, as a percentage of adjusted pre-tax profits would have been 34 per cent.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes the unredeemed capital allowance balance in respect of the operation must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the US dollar equivalent of the unredeemed capital allowance balance fluctuates due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax credit of US$4 million arose due to the strengthening of the exchange rate from 3.40 Nuevo Sol to 3.27 Nuevo Sol in the six months to June 2017, compared with a deferred tax credit of US$5 million which arose due to the strengthening of the exchange rate from 3.38 Nuevo Sol to 3.28 Nuevo Sol in the six months to June 2016. It has no cash effect.

EARNINGS

Net earnings attributable to owners of the parent of US$53 million or US$0.07 per share for the six months ended 30 June 2017 compared with net earnings of US$115 million or US$0.14 per share for the six months ended 30 June 2016.

Headline earnings attributable to owners of the parent of US$70 million or US$0.09 per share for the six months ended 30 June 2017 compared with headline earnings of US$124 million or US$0.16 per share for the six months ended 30 June 2016.

Normalised earnings of US$77 million or US$0.10 per share for the six months ended 30 June 2017 compared with US$103 million or US$0.13 per share for the six months ended 30 June 2016.

CASH FLOW

Cash inflow from operating activities of US$276 million for the six months ended 30 June 2017 compared with US$384 million for the six months ended 30 June 2016. The decrease was mainly due to a decrease in operating profit of US$32 million and tax paid increased from US$127 million to US$196 million. The increase in tax paid is due to the top up payment of the final 2016 tax liability of A$64 million (US$48 million) by the Australian operations in June 2017. In addition, investment into working capital increased from US$13 million to US$26 million.

Dividends paid of US$43 million for the six months ended 30 June 2017 compared with US$11 million paid for the six months ended 30 June 2016. Dividends paid to owners of the parent increased from US$11 million to US$37 million and related to the final dividends paid for 2015 and 2016, respectively. Dividends paid to non-controlling interest holders of US$6 million for the six months ended 30 June 2017 compared with nil for the six months ended 30 June 2016.

Cash outflow from investing activities increased from US$321 million for the six months ended 30 June 2016 to US$439 million for the six months ended 30 June 2017 due to an increase in capital expenditure from US$316 million to US$389 million. The US$73 million higher capital expenditure was due to higher expenditure of US$64 million in local currencies and the exchange rate effect of US$9 million on translation into US dollars at a 14 per cent stronger rand and a 1 per cent stronger Australian dollar.

Sustaining capital expenditure decreased from US$316 million to US$293 million, while non-sustaining capital expenditure increased from US$4 million to US$96 million. This increase in non-sustaining capital expenditure is in line with the focus on reinvesting into the business and the future. At South Deep, growth expenditure increased from R59 million (US$4 million) to R62 million (US$4 million). Growth expenditure on the reinvestment plan at Damang and at Gruyere amounted to US$53 million and US$37 million (A$49 million), respectively. Both Damang and Gruyere had no growth expenditure in the six months ended June 2016. Environmental payments increased from US$8 million for the six months ended 30 June 2016 to US$10 million for the six months ended June 2017.

Cash outflow from operating activities less net capital expenditure and environmental payments of US$102 million for the six months ended 30 June 2017 compared with an inflow of US$60 million for the six months ended 30 June 2016 mainly due to lower profit, higher capital expenditure, higher taxation paid and a bigger investment into working capital.

The US$102 million outflow for the six months ended 30 June 2017 comprised: US$52 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$33 million of net interest paid, US$24 million at Salares Norte, US$60 million (A$80 million) at Gruyere [US$37 million (A$49 million) on capital expenditure and US$23 million (A$31 million) on working capital], as well as US$37 million on non-mine based costs mainly due to working capital movements. Included in the US$52 million above is US$53 million capital expenditure on the Damang reinvestment project and US$4 million on South Deep growth capital expenditure.

The US$60 million for the six months ended 30 June 2016 comprised: US$163 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$37 million of net interest paid, US$28 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$163 million above) and US$38 million on non-mine based costs mainly due to working capital movements.

The difference between the US$52 million and the US$163 million net cash generated by the eight mining operations for the six months ended 30 June 2017 and June 2016, respectively, is due to the top up tax payment of the final 2016 tax liability by the

Australian operations, US$52 million spent on the Damang reinvestment project in 2017 and working capital movements at all the operations.

In the South Africa region at South Deep, capital expenditure decreased from R682 million (US$44 million) for the six months ended 30 June 2016 to R427 million (US$32 million) for the six months ended 30 June 2017 due to lower expenditure on fleet, reduced expenditure on major components and the once-off purchase of houses from Sibanye for the six months ended June 2016.

At the West Africa region, capital expenditure increased from US$102 million to US$164 million. At Tarkwa, capital expenditure increased from US$91 million to US$97 million due to construction of the TSF5 (tailings storage facility). Capital expenditure at Damang increased from US$11 million to US$67 million mainly due to waste stripping at Amoanda pit and the Damang pit cutback with the commencement of the Damang reinvestment project in the six months to June 2017. US$53 million was spent on the project for the six months ended 30 June 2017.

In the South America region at Cerro Corona, capital expenditure decreased from US$13 million to US$12 million. The majority of the expenditure was on the construction of further raises to the tailings storage facility.

At the Australia region, capital expenditure decreased by 12 per cent from A$214 million (US$157 million) for the six months ended 30 June 2016 to A$189 million (US$142 million) for the six months ended 30 June 2017. At St Ives, capital expenditure increased marginally from A$94 million (US$69 million) to A$95 million (US$72 million). At Agnew/Lawlers, capital expenditure decreased from A$54 million (US$40 million) to A$38 million (US$29 million) due to increased decline development and higher exploration for the six months to June 2016. At Darlot, capital expenditure decreased from A$14 million (US$10 million) to A$9 million (US$6 million) due to lower exploration expenditure and at Granny Smith, capital expenditure decreased from A$51 million (US$38 million) for the six months ended 30 June 2016 to A$47 million (US$35 million) for the six months ended 30 June 2017 due to decreased capital development.

Purchase of investments of US$60 million related to the purchase of 74,824,070 shares in Gold Road Resources (Gold Fields now holds a 10 per cent interest) in Gold Road Resources Limited.

Net cash inflow from financing activities of US$161 million for the six months ended 30 June 2017 compared with US$7 million for the six months ended 30 June 2016. The inflow for the six months ended 30 June 2017 related to a drawdown of US$285 million, partially offset by the repayment of US$125 million on offshore and local loans. The inflow for the six months ended 30 June 2016 related to a drawdown of US$422 million and proceeds on the issue of shares of US$152 million, partially offset by the repayment of US$567 million on offshore and local loans.

The net cash outflow for the Group of US$45 million for the six months ended 30 June 2017 compared with an inflow of US$59 million for the six months ended 30 June 2016. After accounting for a positive translation adjustment of US$11 million on non-US dollar cash balances, the cash outflow for the six months ended 30 June 2017 was US$34 million. The cash balance at 30 June 2017 of US$493 million compared with US$503 million at 30 June 2016.

ALL-IN SUSTAINING AND TOTAL ALL-IN COST

The Group all-in sustaining costs decreased by 1 per cent from US$992 per ounce for the six months ended 30 June 2016 to US$980 per ounce for the six months ended 30 June 2017 mainly due to lower sustaining capital expenditure and higher by-product credits, partially offset by higher net operating costs. Total all-in cost increased by 8 per cent from US$1,024 per ounce for the six months ended 30 June 2016 to US$1,103 per ounce for the six months ended 30 June 2017 for the same reasons as all-in sustaining costs, offset by higher non-sustaining capital expenditure due to the inclusion of US$53 million on the Damang reinvestment project and A$49 million (US$37 million) on the Gruyere project.

In the South Africa region, at South Deep, all-in sustaining costs increased by 6 per cent from R608,825 per kilogram (US$1,229 per ounce) to R646,526 per kilogram (US$1,521 per ounce) mainly due to decreased gold sold and higher net operating costs, partially offset by lower sustaining capital expenditure. The total all-in cost increased by 7 per cent from R622,453 per kilogram (US$1,257 per ounce) to R662,973 per kilogram (US$1,557 per ounce) due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 5 per cent from US$1,052 per ounce for the six months ended 30 June 2016 to US$995 per ounce for the six months ended 30 June 2017 mainly due to increased gold sold and lower net operating costs, partially offset by higher capital expenditure. Total all-in cost increased by 9 per cent from US$1,052 per ounce for the six months ended 30 June 2016 to US$1,142 per ounce for the six months ended 30 June 2017 mainly due to the same reasons as for all-in sustaining costs as well as non-sustaining capital expenditure of US$53 million as a result of the commencement of the Damang reinvestment project in the six months to June 2017.

At the South America region, all-in sustaining costs and total all-in cost decreased by 48 per cent from US$489 per ounce to US$253 per ounce mainly due to higher gold sold and higher by-product credits, partially offset by higher net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 7 per cent from US$728 per equivalent ounce to US$677 per equivalent ounce due to the same reasons as above.

At the Australia region excluding the Gruyere project, all-in sustaining costs and all-in costs decreased by 3 per cent from A$1,265 per ounce (US$928 per ounce) for the six months ended 30 June 2016 to A$1,228 per ounce (US$924 per ounce) for the six months ended 30 June 2017 mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher net operating costs.

BALANCE SHEET

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from US$1,166 million for the six months ended 31 December 2016 to US$1,365 million for the six months ended 30 June 2017, a US$199 million increase.

NET DEBT/EBITDA

The net debt/EBITDA ratio of 1.12 at 30 June 2017 compared with 0.95 at the end of the financial year ended December 2016.

EBITDA

Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months earnings, which is determined as follows in US$ million:

Reconciliation between operating profit and adjusted EBITDA for the 6 months ended:

	June 2017	June 2016
Operating profit	**627**	639
Environmental rehabilitation interest	**6**	5
Exploration and project costs	**(48)**	(41)
Other	**(22)**	(24)
	563	579

Reconciliation between operating profit and adjusted EBITDA for the 12 months ended:

	June 2017	June 2016
Adjusted EBITDA for 6 months January to June	**563**	579
Adjusted EBITDA for 6 months July to December	**654**	526
Adjusted EBITDA for 12 months July to June	**1,217**	1,105

FREE CASH FLOW MARGIN

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended June 2017 is calculated as follows:

	US$'m	US$/oz
Revenue*	**1,261.2**	1,239
Less: Cash outflow	**(1,155.4)**	(1,135)
AIC	**(1,122.5)**	(1,103)
Adjusted for		
Share-based payments (non-cash)	**11.7**	11
Long-term employee benefits (non-cash)	**3.3**	3
Exploration, feasibility and evaluation costs outside of existing operations	**28.5**	28
Non-sustaining capital expenditure (Damang Reinvestment and Gruyere)	**89.4**	88
Tax paid (excluding royalties which is included in AIC above)	**(165.8)**	(163)
Free cash flow**	**105.8**	104
FCF margin	**8%**	
Gold sold only – 000'ounces	**1,017.7**	

*   Revenue from income statement at US$1,334.6 million less revenue from by-products in AIC at US$73.4 million equals US$1,261.2 million.

** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 21 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

The FCF margin of 8 per cent for the six months ended 30 June 2017 at a gold price of US$1,232 per ounce compared with 14 per cent in the for the six months ended 30 June 2016 at a gold price of US$1,218 per ounce.

The lower FCF margin for the six months ended 30 June 2017 was mainly due to higher net operating costs and higher tax paid, partially offset by the higher gold price received.

CONTINUING OPERATIONS

South Africa region

South Deep project

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**119.3**	140.0
	kg	**3,710**	4,356
Gold sold	000'oz	**120.2**	140.0
	kg	**3,740**	4,356
Yield – underground reef	g/t	**5.50**	5.77
AISC	R/kg	**646,526**	608,825
	US$/oz	**1,521**	1,229
AIC	R/kg	**662,973**	622,453
	US$/oz	**1,557**	1,257

Gold production decreased by 15 per cent from 4,356 kilograms (140,000 ounces) for the six months ended 30 June 2016 to 3,710 kilograms (119,300 ounces) for the six months ended 30 June 2017 due to decreased volumes and grades. Two fatalities and three falls of ground impacted negatively on the March quarter's production output. However, the June quarter demonstrated a significant improvement.

Total underground tonnes mined decreased by 2 per cent from 797,000 tonnes for the six months ended 30 June 2016 to 780,000 tonnes for the six months ended 30 June 2017. The average reef grade mined decreased by 1 per cent from 5.65 grams per tonne to 5.59 grams per tonne.

Total tonnes milled decreased by 15 per cent from 1.14 million tonnes to 0.97 million tonnes, mainly due to a build-up of excess broken stocks underground as a result of falls of ground in the March 2017 quarter when hauling ability and access to tips were restricted. Underground reef tonnes milled decreased by 11 per cent from 0.75 million tonnes for the six months ended 30 June 2016 to 0.67 million tonnes for the six months ended 30 June 2017. Total tonnes milled for the six months ended 30 June 2017 included 81,000 tonnes of underground waste mined and 217,000 tonnes of surface tailings material compared with 47,900 tonnes of underground waste mined and 346,300 tonnes of surface tailings material for the six months ended 30 June 2016. Underground reef yield decreased by 5 per cent from 5.77 grams per tonne to 5.50 grams per tonne due to restricted hauling from high grade areas in the March quarter.

Development decreased by 7 per cent from 3,077 metres for the six months ended 30 June 2016 to 2,853 metres for the six months ended 30 June 2017. New mine capital development (phase one, sub 95 level) decreased by 10 per cent from 450 metres to 407 metres. Development in the current mine areas in 95 level and above decreased by 16 per cent from 1,901 metres to 1,604 metres, while reef horizon development north of wrench increased by 16 per cent from 725 metres to 843 metres. Longhole stoping volume mined increased by 29 per cent from 301,000 tonnes for the six months ended 30 June 2016 to 387,000 tonnes for the six months ended 30 June 2017 commensurate with the mines build-up strategy.

Destress mining decreased by 19 per cent from 19,845 square metres for the six months ended 30 June 2016 to 16,134 square metres for the six months ended 30 June 2017 (a change in the rib pillar design from 2016 to 2017 resulted in a change in the measurement of destress square metres). Destress for the year is expected to be around 37,000 square metres.

The current mine contributed 8 per cent less ore tonnes at 54 per cent of total tonnes for the six months ended 30 June 2017, while North of Wrench increased by 8 per cent and contributed 46 per cent of total ore tonnes mined for the six months ended June 2017. This compared with the current mine contributing 62 per cent and the North of Wrench 38 per cent, respectively, for the six months ended 30 June 2016.

Net operating costs increased by 2 per cent from R1,959 million (US$127 million) for the six months ended 30 June 2016 to R1,997 million (US$151 million) for the six months ended 30 June 2017. The increased costs were mainly due to annual salary increases and additional resources (employees and contractors) in line with the strategy to sustainably improve all aspects of the operation, partially offset by a gold-in-process credit to cost of R63 million (US$5 million).

An operating loss of R33 million (US$3 million) for the six months ended 30 June 2017 compared with an operating profit of R668 million (US$43 million) for the six months ended 30 June 2016. This was mainly due to the 14 per cent (616 kilograms) decrease in gold sold, partially offset by a 13 per cent weaker rand gold price.

Capital expenditure decreased by 37 per cent from R682 million (US$44 million) for the six months ended 30 June 2016 to R427 million (US$32 million) for the six months ended 30 June 2017.

Sustaining capital expenditure decreased by 41 per cent from R623 million (US$40 million) for the six months ended 30 June 2016 to R365 million (US$28 million) for the six months ended 30 June 2017 due to lower expenditure on fleet and major components and the once off purchase of houses from Sibanye for the six months ended 30 June 2016. Non-sustaining capital expenditure increased marginally from R59 million (US$4 million) to R62 million (US$4 million).

All-in sustaining costs increased by 6 per cent from R608,825 per kilogram (US$1,229 per ounce) for the six months ended 30 June 2016 to R646,526 per kilogram (US$1,521 per ounce) for the six months ended 30 June 2017 mainly due to decreased gold sold and higher net operating costs, partially offset by lower sustaining capital expenditure.

Total all-in cost increased by 7 per cent from R622,453 per kilogram (US$1,257 per ounce) for the six months ended 30 June 2016 to R662,973 per kilogram (US$1,557 per ounce) for the six months ended 30 June 2017 due to the same reasons as for all-in-sustaining costs as well as higher non-sustaining capital expenditure.

Outlook for six months to December 2017

The improved performance from the March to the June quarter is forecast to continue for the remainder of the year. This is primarily as a result of additional mining cuts becoming available and improved access and infrastructure capacity particularly in the higher grade corridors. The forecasted improvement is expected to be enabled by the debottlenecking of ore handling infrastructure as well as improved primary equipment availabilities and utilisation based on improved maintenance strategies. Significant focus is being placed on integrating and optimising the overall mining cycle including the constraining ancillary activities of secondary support and backfilling to improve overall productivity. There has been an improvement in compliance to mine design parameters and this is steadily translating into improved overall mining conditions, mining area availability and output. As a result of this, we envisage steadily increasing the rate of destress mining to further improve volumes and create mining stock.

West Africa region

GHANA

Tarkwa

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**281.5**	273.5
Yield	g/t	**1.28**	1.25
AISC and AIC	US$/oz	**989**	993

Gold production increased by 3 per cent from 273,500 ounces for the six months ended 30 June 2016 to 281,500 ounces for the six months ended 30 June 2017 mainly due to higher yield.

Total tonnes mined, including capital stripping, increased by 4 per cent from 51.3 million tonnes for the six months ended 30 June 2016 to 53.3 million tonnes for the six months ended 30 June 2017. Ore tonnes mined increased by 23 per cent from 6.5 million tonnes to 8.0 million tonnes. Operational waste tonnes mined increased by 16 per cent from 16.9 million tonnes to 19.6 million tonnes while capital waste tonnes mined decreased by 7 per cent from 27.6 million tonnes to 25.7 million tonnes. Head grade mined decreased by 7 per cent from 1.44 grams per tonne to 1.34 grams per tonne. The strip ratio decreased from 6.8 to 5.7.

The CIL plant throughput increased marginally from 6.80 million tonnes for the six months ended 30 June 2016 to 6.85 million tonnes for the six months ended 30 June 2017 due to higher plant utilisation and the improved milling rate. Realised yield from the CIL plant increased by 2 per cent from 1.25 grams per tonne to 1.28 grams per tonne due to higher ore feed to the plant.

Net operating costs, including gold-in-process movements, increased by 1 per cent from US$156 million for the six months ended 30 June 2016 to US$158 million for the six months ended 30 June 2017 as a result of higher tonnes mined and processed, partially offset by a bigger build-up of stockpiles. The US$15 million build-up of stockpiles for the six months ended 30 June 2017 compared with US$9 million for the six months ended 30 June 2016.

Operating profit increased by 7 per cent from US$177 million for the six months ended 30 June 2016 to US$189 million for the six months ended 30 June 2017 as a result of higher gold sold, partially offset by higher net operating costs.

Capital expenditure increased by 7 per cent from US$91 million to US$97 million mainly due to timing of construction of the TSF5 for the six months ended 30 June 2017.

All-in sustaining costs and total all-in cost decreased marginally from US$993 per ounce for the six months ended 30 June 2016 to US$989 per ounce for the six months ended 30 June 2017 due to higher gold sold, partially offset by higher capital expenditure.

Damang

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**76.9**	71.9
Yield	g/t	**1.04**	1.11
AISC	US$/oz	**1,017**	1,260
AIC	US$/oz	**1,702**	1,260

Gold production increased by 7 per cent from 71,900 ounces for the six months ended 30 June 2016 to 76,900 ounces for the six months ended 30 June 2017 mainly due to increased tonnes mined and processed.

Total tonnes mined, including capital stripping, increased by 93 per cent from 9.8 million tonnes for the six months ended 30 June 2016 to 18.9 million tonnes for the six months ended 30 June 2017 due to the implementation of the Damang reinvestment plan in 2017.

Ore tonnes mined increased by 21 per cent from 1.4 million tonnes to 1.7 million tonnes. Operational waste tonnes mined decreased by 46 per cent from 5.0 million tonnes to 2.7 million tonnes due to the commencement of the Damang reinvestment plan which is all capital stripping in the main pit. Capital waste of 8.3 million tonnes was mined at Amoanda pit, 5.6 million tonnes at the Damang complex and 0.6 million tonnes at Lima South pit for the six months ended June 2017, giving a total of 14.6 million tonnes for the six months ended 30 June 2017. This compared with 3.4 million tonnes mined at Amoanda pit for the six months ended 30 June 2016. Head grade mined decreased by 13 per cent from 1.42 grams per tonne to 1.24 grams per tonne in line with the Damang reinvestment plan. The strip ratio increased from 6.0 to 10.4 due to higher capital waste stripped in line with the Damang reinvestment plan.

Tonnes processed increased by 14 per cent from 2.01 million tonnes for the six months ended 30 June 2016 to 2.29 million tonnes for the six months ended 30 June 2017. Yield decreased by 6 per cent from 1.11 grams per tonne to 1.04 grams per tonne due to lower grade pit material fed and lower grade stockpiles treated. For the six months ended 30 June 2017, tonnes milled were sourced as follow: 0.98 million tonnes at 1.40 grams per tonne from the pits, 0.37 million tonnes at 0.97 grams per tonne from Abosso tailings and 0.95 million tonnes at 0.66 grams per tonne from stockpiles. This compared with 1.15 million tonnes at 1.49 grams per tonne from the pits and 0.86 million tonne at 0.93 grams per tonne from stockpiles for the six months ended 30 June 2016.

Net operating costs, including gold-in-process movements, decreased by 19 per cent from US$74 million to US$60 million mainly due to lower operating tonnes mined for the six months ended 30 June 2017 and a gold-in-process credit to cost of US$1 million compared with a charge of US$1 million for the six months ended 30 June 2016.

Operating profit increased by 169 per cent from US$13 million for the six months ended 30 June 2016 to US$35 million for the six months ended 30 June 2017 due to lower net operating costs, higher gold production and higher gold price achieved.

Capital expenditure increased by 509 per cent from US$11 million to US$67 million, with US$46 million spent on capital waste stripping and the balance of US$21 million spent on waste dump pre-development work, engineering projects and construction of the Far East Tailings Storage Facility (FETSF).

Sustaining capital expenditure increased by 27 per cent from US$11 million to US$14 million, while US$53 million was spent on the Damang reinvestment plan.

All-in sustaining costs decreased by 19 per cent from US$1,260 per ounce for the six months ended 30 June 2016 to US$1,017 per ounce for the six months ended 30 June 2017 due to lower net operating costs and higher gold sold, partially offset by higher sustaining capital expenditure.

All-in costs increased by 35 per cent from US$1,260 per ounce for the six months ended 30 June 2016 to US$1,702 per ounce for the six months ended 30 June 2017 due to no growth capital in 2016.

South America region

PERU

Cerro Corona

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**69.9**	70.5
Copper produced	tonnes	**14,431**	14,693
Total equivalent gold produced	000'eq oz	**137.0**	127.5
Total equivalent gold sold	000'eq oz	**135.7**	120.1
Yield – gold	g/t	**0.66**	0.65
– copper	per cent	**0.44**	0.43
– combined	eq g/t	**1.24**	1.12
AISC and AIC	US$/oz	**253**	489
AISC and AIC	US$/eq oz	**677**	728
Gold price*	US$/oz	**1,234**	1,209
Copper price*	US$/t	**5,731**	4,699

*   Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 1 per cent from 70,500 ounces for the six months ended 30 June 2016 to 69,900 ounces for the six months ended 30 June 2017. Copper production decreased by 2 per cent from 14,693 tonnes to 14,431 tonnes. Equivalent gold production increased by 7 per cent from 127,500 ounces to 137,000 ounces. Gold head grade decreased from 0.96 grams per tonne to 0.95 grams per tonne and copper head grade remained similar at 0.50 per cent. Gold recoveries increased from 67.4 per cent to 69.7 per cent mainly due to optimisation of the flotation feed size to maximise recoveries whilst maintaining throughput at acceptable levels. Copper recoveries increased from 86.7 per cent to 88.4 per cent. Gold yield increased from 0.65 grams per tonne to 0.66 grams per tonne and copper yield increased from 0.43 per cent to 0.44 per cent.

For the six months ended 30 June 2017, concentrate with a payable content of 70,156 ounces of gold was sold at an average price of US$1,239 per ounce and 14,138 tonnes of copper was sold at an average price of US$5,119 per tonne, net of treatment and refining charges. This compared with 66,847 ounces of gold that was sold at an average price of US$1,220 per ounce and 13,877 tonnes of copper that was sold at an average price of US$4,021 per tonne, net of treatment and refining charges, for the six months ended 30 June 2016. Total equivalent gold sales increased by 13 per cent from 120,100 ounces for the six months ended 30 June 2016 to 135,700 ounces for the six months ended 30 June 2017 mainly due to the higher price factor and higher recoveries as explained above.

Total tonnes mined decreased by 3 per cent from 7.56 million tonnes for the six months ended 30 June 2016 to 7.31 million tonnes for the six months ended 30 June 2017 in line with the mine sequencing. Ore mined decreased by 1 per cent from 3.56 million tonnes to 3.53 million tonnes. Waste tonnes mined decreased by 6 per cent from 4.00 million tonnes to 3.78 million tonnes mainly due to the mining sequence. The strip ratio decreased from 1.13 to 1.07.

Ore processed decreased by 3 per cent from 3.53 million tonnes for the six months ended 30 June 2016 to 3.44 million tonnes for the six months ended 30 June 2017 mainly due to lower plant throughput (810 tonnes per hour versus 832 tonnes per hour) resulting from higher ore hardness.

Net operating costs, including gold-in-process movements, increased by 11 per cent from US$63 million for the six months ended 30 June 2016 to US$70 million for the six months ended 30 June 2017. The higher cost was mainly due to a lower build-up of concentrate inventory of US$1 million for the six months ended 30 June 2017 compared with US$6 million for the six months ended 30 June 2016.

Operating profit increased by 13 per cent from US$85 million for the six months ended 30 June 2016 to US$96 million for the six months ended 30 June 2017 mainly due to the higher gold and copper content sold and higher prices, partially offset by higher net operating cost.

Capital expenditure decreased by 8 per cent from US$13 million to US$12 million with the majority of the expenditure on construction of further raises of the tailings storage facility.

All-in sustaining costs and total all-in cost decreased by 48 per cent from US$489 per ounce for the six months ended 30 June 2016 to US$253 per ounce for the six months ended 30 June 2017. This was mainly due to higher gold sold and higher copper by-product credits, partially offset by higher net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 7 per cent from US$728 per equivalent ounce to US$677 per equivalent ounce due to the same reasons as above.

Australia region

St Ives

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**184.1**	175.9
Yield – underground	g/t	**4.21**	4.92
– surface	g/t	**2.60**	2.39
– combined	g/t	**2.81**	2.81
AISC and AIC	A$/oz	**1,184**	1,247
	US$/oz	**891**	915

Gold production increased by 5 per cent from 175,900 ounces for the six months ended 30 June 2016 to 184,100 ounces for the six months ended 30 June 2017 due to higher volumes processed.

Total tonnes mined decreased by 4 per cent from 22.4 million tonnes for the six months ended 30 June 2016 to 21.4 million tonnes for the six months ended 30 June 2017.

At the underground operations, ore mined decreased by 15 per cent from 0.33 million tonnes for the six months ended 30 June 2016 to 0.28 million tonnes for the six months ended 30 June 2017. The six months ended 30 June 2016 included the final 0.05 million tonnes from the Athena mine. The grade mined decreased by 17 per from 5.40 grams per tonne to 4.47 grams per tonne due to the mining sequence.

At the open pit operations, total ore tonnes mined decreased by 11 per cent from 1.88 million tonnes for the six months ended 30 June 2016 to 1.67 million tonnes for the six months ended 30 June 2017. Grade mined increased by 20 per cent from 2.49 grams per tonne to 2.98 grams per tonne. The lower tonnes and higher grades in the six months to June 2017 were as a result of mining 0.42 million tonnes of low grade ore (1.21 grams per tonne) from the A5 pit during the six months ended 30 June 2016.

Operational waste tonnes mined decreased by 30 per cent from 4.64 million tonnes for the six months ended 30 June 2016 to 3.26 million tonnes for the six months ended 30 June 2017 with waste mining at Invincible concentrated on the capital stripping of stages 5 and 6. Capital waste tonnes mined increased by 5 per cent from 15.5 million tonnes to 16.2 million tonnes. The strip ratio increased from 10.7 to 11.7. Total material movement was 4 per cent lower mainly due to the impact of the wet weather in the six months ended 30 June 2017.

Throughput at the Lefroy mill increased by 5 per cent from 1.95 million tonnes for the six months ended 30 June 2016 to 2.04 million tonnes for the six months ended 30 June 2017. Yield was similar at 2.81 grams per tonne. The higher throughput reflects a transition from campaign milling to full milling in 2017.

Net operating costs, including gold-in-process movements increased by 3 per cent from A$108 million (US$79 million) for the six months ended 30 June 2016 to A$111 million (US$83 million) for the six months ended 30 June 2017. The higher net operating costs are mainly due to a lower gold inventory credit of A$2 million (US$2 million) for the six months ended 30 June 2017 compared with a A$16 million (US$12 million) credit for the six months ended 30 June 2016. The reduced credit was partially offset by a A$10 million (US$8 million) reduction in mining costs on lower volumes of ore and operating waste mined.

Operating profit increased by 6 per cent from A$182 million (US$134 million) for the six months ended 30 June 2016 to A$193 million (US$145 million) for the six months ended 30 June 2017 due to increased gold sold.

Capital expenditure increased by 1 per cent from A$94 million (US$69 million) for the six months ended 30 June 2016 to A$95 million (US$72 million) for the six months ended 30 June 2017.

All-in sustaining costs and total all-in cost decreased by 5 per cent from A$1,247 per ounce (US$915 per ounce) for the six months ended 30 June 2016 to A$1,184 per ounce (US$891 per ounce) for the six months ended 30 June 2017 mainly due to increased gold sold, partially offset by higher net operating costs and higher capital expenditure.

Agnew/Lawlers

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**115.5**	109.3
Yield	g/t	**5.75**	6.00
AISC and AIC	A$/oz	**1,275**	1,456
	US$/oz	**960**	1,068

Gold production increased by 6 per cent from 109,300 ounces for the six months ended 30 June 2016 to 115,500 ounces for the six months ended 30 June 2017 mainly due to increased ore mined and processed.

Ore mined from underground increased by 7 per cent from 532,000 tonnes for the six months ended 30 June 2016 to 568,400 tonnes for the six months ended 30 June 2017 with increased production from the Waroonga mine. Ore mined from Waroonga increased from 254,000 tonnes at 8.15 grams per tonne to 320,000 tonnes at 7.58 grams per tonne. At New Holland, ore mined decreased from 278,000 tonnes at 4.87

grams per tonne to 248,000 tonnes at 5.56 grams per tonne. Head grade mined increased by 4 per cent from 6.44 grams per tonne to 6.70 grams per tonne mainly due to higher grades achieved at New Holland.

Tonnes processed increased by 10 per cent from 566,200 tonnes for the six months ended 30 June 2016 to 624,300 tonnes for the six months ended 30 June 2017 due to higher tonnes available from the mines and the processing of ore stockpiled mined during the December 2016 quarter. The combined yield decreased by 4 per cent from 6.00 grams per tonne to 5.75 grams per tonne mainly due to a 3,300 ounce increase in gold in circuit during the six months ended June 2017 compared to a 2,000 ounce drawdown in the six months ended 30 June 2016.

Net operating costs, including gold-in-process movements, increased by 7 per cent from A$95 million (US$70 million) for the six months ended 30 June 2016 to A$102 million (US$76 million) for the six months ended 30 June 2017 mainly due to higher mining costs as a result of increased volumes mined and processed, partially offset by a gold-in-process credit to cost of A$nil million (US$nil million) for the six months ended 30 June 2017 compared with a charge of A$4 million (US$3 million) for the six months ended 30 June 2016.

Operating profit increased by 4 per cent from A$84 million (US$61 million) for the six months ended 30 June 2016 to A$87 million (US$66 million) for the six months ended 30 June 2017 due to increased production, partially offset by higher net operating costs.

Capital expenditure decreased by 30 per cent from A$54 million (US$40 million) for the six months ended 30 June 2016 to A$38 million (US$29 million) for the six months ended 30 June 2017. Capital expenditure was higher in the previous year due to a ramp up of decline development to the Cinderella ore body at New Holland and an exploration development drive towards Waroonga North that was largely completed in the corresponding period.

All-in sustaining costs and total all-in cost decreased by 12 per cent from A$1,456 per ounce (US$1,068 per ounce) for the six months ended 30 June 2016 to A$1,275 per ounce (US$960 per ounce) for the six months ended 30 June 2017 due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

Granny Smith

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**144.7**	143.7
Yield	g/t	**5.12**	6.03
AISC and AIC	A$/oz	**1,110**	1,068
	US$/oz	**835**	783

Gold production increased by 1 per cent from 143,700 ounces for the six months ended 30 June 2016 to 144,700 ounces for the six months ended 30 June 2017 due to increased tonnes mined and processed, partially offset by lower grades.

Ore mined from underground increased by 14 per cent from 763,000 tonnes to 867,000 tonnes reflecting the benefits of the mining improvement initiatives implemented over the past twelve months. Head grade mined decreased by 17 per cent from 6.52 grams per tonne for the six months ended 30 June 2016 to 5.41 grams per tonne for the six months ended 30 June 2017 due to the impact of the higher grade stopes in Z90 level which were mined in the six months ended 30 June 2016.

Tonnes processed increased by 19 per cent from 741,300 tonnes for the six months ended 30 June 2016 to 879,200 tonnes for the six months ended 30 June 2017. The yield decreased by 15 per cent from 6.03 grams per tonne to 5.12 grams per tonne due to lower head grades mined.

Net operating costs, including gold-in-process movements increased by 15 per cent from A$92 million (US$67 million) to A$106 million (US$80 million) mainly due to increased mining and processing costs as a result of additional volumes. In addition, the gold-in-process charge to cost of A$3 million (US$2 million) for the six months ended June 2017 compared with a credit to cost of A$2 million (US$1 million) for the six months ended June 2016.

Operating profit decreased by 11 per cent from A$149 million (US$109 million) for the six months ended 30 June 2016 to A$132 million (US$99 million) for the six months ended 30 June 2017 due to the lower Australian gold price (A$1,639 per ounce versus A$1,674 per ounce) and increased net operating costs.

Capital expenditure decreased by 8 per cent from A$51 million (US$38 million) for the six months ended 30 June 2016 to A$47 million (US$35 million) for the six months ended 30 June 2017. The majority of the expenditure related to capital development at the Wallaby mine and exploration.

All-in sustaining costs and total all-in cost increased by 4 per cent from A$1,068 per ounce (US$783 per ounce) for the six months ended 30 June 2016 to A$1,110 per ounce (US$835 per ounce) for the six months ended 30 June 2017 mainly due to the higher net operating costs, partially offset by higher gold sold and lower capital expenditure.

DISCONTINUED OPERATION

Darlot

		Six months ended	
		June 2017	June 2016
Gold produced	000'oz	**24.5**	37.2
Yield	g/t	**3.24**	5.02
AISC and AIC	A$/oz	**2,040**	1,554
	US$/oz	**1,532**	1,139

Gold production decreased by 34 per cent from 37,200 ounces for the six months ended 30 June 2016 to 24,500 ounces for the six months ended 30 June 2017 due to completion of mining from the higher grade Lords South Lower ore body during the six months ended 30 June 2016 and the impact of the lower grades mined from remnant areas during the six months to June 2017 while the lower grade Oval ore body was brought into production over the past six months to 30 June 2017.

Ore mined from underground increased by 13 per cent from 204,800 tonnes to 232,200 tonnes. Head grade mined decreased by 44 per cent from 5.86 grams per tonne for the six months ended 30 June 2016 to 3.31 grams per tonne for the six months ended 30 June 2017. The increase in tonnes and lower grades was due to the inclusion of the bulk low grade Metzke stopes in 2017 compared with the higher grade Lords South Lower ore body in the six months ended 30 June 2016. Metzke stopes are remnants from higher up in the mine that have traditionally been low grade.

Tonnes processed increased by 2 per cent from 230,100 tonnes for the six months ended 30 June 2016 to 234,700 tonnes for the six months ended 30 June 2017. The yield decreased by 35 per cent from 5.02 grams per tonne to 3.24 grams per tonne due to the lower head grade.

Net operating costs, including gold-in-process movements, decreased by 2 per cent from A$41 million (US$30 million) for the six months ended 30 June 2016 to A$40 million (US$30 million) for the six months ended 30 June 2017 mainly due to a decrease in mining costs.

Operating profit decreased from A$21 million (US$15 million) to A$1 million (US$nil million) due to lower gold sold and the lower gold price received.

Capital expenditure decreased by 36 per cent from A$14 million (US$10 million) to A$9 million (US$6 million), mainly due to lower exploration expenditure in the six months ended 30 June 2017.

All-in sustaining costs and total all-in cost increased by 31 per cent from A$1,554 per ounce (US$1,139 per ounce) for the six months ended 30 June 2016 to A$2,040 per ounce (US$1,532 per ounce) for the six months ended 30 June 2017 due to lower gold sold, partially offset by lower net operating costs and lower capital expenditure.

Corporate

HEDGES

OIL AND AUSTRALIAN GOLD PRICES HEDGES

Gold Fields has undertaken select hedging of the oil price and the Australian dollar gold price given volatility in commodity prices and exchange rates.

The oil hedge comprises:
−   Australia: 78 million litres at an equivalent Brent Crude swap price of US$49.92 per barrel for the period June 2017 to December 2019;
−   Ghana: 126 million litres at an equivalent Brent Crude swap price of US$49.80 per barrel for the period June 2017 to December 2019.

The volumes hedged represent 50 per cent of the estimated annualised fuel consumption for the two regions.

The Australian dollar gold price hedge comprises:
−   165,000 ounces with a floor price of A$1,695.86 and a cap of A$1,754.18 (averaged), for the period July 2017 to December 2017;
−   130,000 ounces at an average forward price of A$1,719.92 for the period July 2017 to December 2017.

The gold volumes hedged represent approximately 75 per cent of the expected production from the Australia region for the second half of 2017. This hedging activity is in line with Gold Fields' policy to protect cash flow at a time of significant capital expenditure. The Australian dollar gold price hedge is expected to protect the underlying cash flow of Gold Fields Australia, while the region is contributing towards the funding of the construction of the Gruyere gold project.

COPPER HEDGE

Subsequent to quarter end, US$ copper price hedges were put in place at Cerro Corona for the 5 months from August to December 2017: 8,250 tonnes at an average floor price of US$5,867 per tonne and an average cap price of US$6,300 per tonne.

A$500 MILLION REVOLVING CREDIT FACILITY

On 24 May 2017, Gruyere Holdings entered into a A$500 million revolving credit facility which became available on 13 June 2017 with a syndicate of international banks and financial institutions at an interest rate of Australian BBSY +235 basis points. The purpose of this facility is to finance capital expenditure in respect of the Gruyere gold project and to fund general working capital requirements. The final maturity date of this facility is three years from the agreement date, namely 13 June 2020.

US$100 MILLION SENIOR SECURED REVOLVING CREDIT FACILITY

On 12 June 2017, Gold Fields Ghana Limited and Abosso Goldfields Limited entered into a US$100 million senior secured revolving credit facility with the Standard Bank of South Africa Limited (acting through its Isle of Man branch) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility; (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv) for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date. The US$70 million senior secured revolving credit facility matured on 17 July 2017.

CASH DIVIDEND

In line with the Company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared an interim dividend number 86 of 40 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2017. This translates to 32 per cent of normalised earnings. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends withholding tax rate is 20 per cent (twenty per centum);
- The gross local dividend amount is 40 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
- The net local dividend amount is 32.000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 821,532,707 ordinary shares in issue; and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

- Interim dividend number 86: 40 SA cents per share
- Last date to trade cum-dividend: Tuesday 5 September 2017
- Sterling and US dollar conversion date: Wednesday 6 September 2017
- Shares commence trading ex-dividend: Wednesday 6 September 2017
- Record date: Friday 8 September 2017
- Payment of dividend: Monday 11 September 2017

Share certificates may not be dematerialised or rematerialised between Wednesday, 6 September 2017 and Friday, 8 September 2017, both dates inclusive.

MINING CHARTER

On 15 June 2017, the Department of Mineral Resources (DMR) and Minister Zwane (the Minister) published the 2017 mining charter (2017 Mining Charter). The South African Chamber of Mines (Chamber), of which Gold Fields is a member, immediately raised its concerns due to the lack of collaboration with its members and the mining industry as a whole.

On 26 June 2017, the Chamber approached the High Court of South Africa requesting that an urgent interdict application be heard on 8 July 2017 requesting an order to prohibit, amongst others, the Minister and the DMR from implementing or applying the provisions of the 2017 Mining Charter in any way directly or indirectly, pending the final determination of an application for judicial review and setting aside of the Minister's and the DMR decision to publish the 2017 Mining Charter. This matter is likely to be heard in mid-September 2017.

The Minister has provided a written undertaking that the 2017 Mining Charter will not be implemented in any way until judgement has been handed down in the Chamber's application for an urgent interdict. The written undertaking also provides that should the Minister and/or the DMR in any way endeavour to implement the 2017 Mining Charter during that period, the Chamber will be entitled to bring its interdict application within 48 hours.

Gold Fields supports achieving a solution that is viable to support economic growth and create a sustainable mining industry in South Africa in which investment is encouraged.

Outlook for 2017

Attributable equivalent gold production for the Group for 2017 is expected to be between 2.10 million ounces and 2.15 million ounces, unchanged from the original guidance on 16 February 2017. AISC is expected to be between US$1,010 per ounce and US$1,030 per ounce. AIC for the Group is planned to increase significantly to between US$1,170 per ounce to US$1,190 per ounce due to increased project capital expenditure.

The above is subject to a safety performance that limits the impact of safety-related stoppages and the forward looking statement on page 5.

BASIS OF ACCOUNTING

The unaudited condensed consolidated six monthly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these six monthly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

SILICOSIS AND TB CLASS AND INDIVIDUAL ACTIONS

As previously disclosed, a consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

In May 2016, the South African South Gauteng High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class; and (b) a tuberculosis class; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard between 19 and 23 March 2018.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and one other mining company. Gold Fields is proceeding with trial preparation in the normal course.

Working Group

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The Working Group remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The companies do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

Provision raised

As a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, it has now become possible for Gold Fields to reasonably estimate its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields has provided an amount of US$30 million (R390 million) for this obligation in the statement of financial position as at 30 June 2017. The nominal value of this provision is US$40 million (R509 million). The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

N.J. Holland
Chief Executive Officer
17 August 2017

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Six months ended	
	June 2017	June 2016
Revenue	**1,304.5**	1,259.4
Operating costs, net	**(677.5)**	(636.2)
– Operating costs	**(698.2)**	(660.9)
– Gold inventory change	**20.7**	24.8
Operating profit	**627.0**	623.2
Amortisation and depreciation	**(321.9)**	(295.6)
Net operating profit	**305.1**	327.6
Net interest expense	**(31.8)**	(30.6)
Share of equity accounted earnings after taxation	**(0.8)**	(1.6)
Loss on foreign exchange	**(4.1)**	(0.1)
Gain on financial instruments	**7.3**	5.5
Share-based payments	**(11.4)**	(5.5)
Long-term employee benefits	**(3.3)**	(19.2)
Other	**(21.3)**	(23.6)
Exploration and project costs	**(47.1)**	(40.2)
Profit before royalties, taxation and non-recurring items	**192.6**	212.3
Non-recurring items	**(38.1)**	6.5
Profit before royalties and taxation	**154.5**	218.9
Royalties	**(29.9)**	(37.4)
Profit before taxation	**124.6**	181.5
Mining and income taxation	**(63.3)**	(65.7)
– Normal taxation	**(83.4)**	(82.7)
– Deferred taxation	**20.1**	17.1
Net profit from continuing operations	**61.3**	115.8
Net (loss)/profit from discontinued operations, net of tax	**(2.7)**	5.4
Net profit	**58.6**	121.2
Attributable to:		
– Owners of the parent	**53.0**	115.3
– Non-controlling interest	**5.6**	5.9
Non-recurring items:		
Profit on sale of investments	**–**	1.9
Profit/(loss) on sale of assets	**3.1**	(0.3)
Restructuring costs	**(2.3)**	(10.3)
Silicosis provision raised	**(30.2)**	–
Impairment of investments and assets	**(7.0)**	(0.2)
Other	**(1.7)**	15.4
Total non-recurring items	**(38.1)**	6.5
Taxation on items above	**11.2**	0.8
Net non-recurring items after tax	**(26.9)**	7.3
Net earnings from continuing operations	**55.7**	109.9
Net earnings per share (cents) from continuing operations	**7**	13
Diluted earnings per share (cents) from continuing operations	**7**	13
Net (loss)/earnings from discontinued operations	**(2.7)**	5.4
Net (loss)/earnings per share (cents) from discontinued operations	**–**	1
Diluted (loss)/earnings per share (cents) from discontinued operations	**–**	1
Headline earnings from continuing operations	**71.7**	117.9
Headline earnings per share (cents) from continuing operations	**9**	15
Diluted headline earnings per share (cents) from continuing operations	**9**	14
Headline (loss)/earnings from discontinued operations	**(1.8)**	6.0
Headline (loss)/earnings per share (cents) from discontinued operations	**–**	1
Diluted headline (loss)/earnings per share (cents) from discontinued operations	**–**	1
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations – continuing operations	**79.5**	97.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents) – continuing operations	**10**	12
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations – discontinued operations	**(2.6)**	5.6
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents) – discontinued operations	**–**	1
US dollar/South African rand conversion rate	**13.24**	15.39
US dollar/Australian dollar conversion rate	**0.75**	0.74
Gold equivalent sold – managed continuing operations eq oz (000)	**1,059**	1,035
Gold equivalent sold – managed discontinued operation eq oz (000)	**24**	37
Gold equivalent price received US$/eq oz	**1,232**	1,217

Figures may not add as they are rounded independently.

The consolidated financial statements for the six months ended 30 June 2017 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLAR | |
| | Six months ended | |
	June 2017	June 2016
Net profit	**58.6**	121.2
Other comprehensive income, net of tax	**216.0**	7.4
Marked to market valuation of listed investments	**1.6**	3.0
Currency translation adjustments	**214.4**	4.4
Total comprehensive income	**274.6**	128.6
Attributable to:		
– Owners of the parent	**269.0**	122.7
– Non-controlling interest	**5.6**	5.9
	274.6	128.6

Statement of financial position

Figures are in millions unless otherwise stated

| | UNITED STATES DOLLAR | |
| | Six months ended | |
	June 2017	December 2016
Property, plant and equipment	**4,809.8**	4,547.8
Goodwill	**345.7**	317.8
Non-current assets	**184.3**	177.3
Investments	**253.4**	190.4
Deferred taxation	**69.9**	48.7
Current assets	**1,033.5**	1,052.7
– Other current assets	**521.4**	499.6
– Cash and deposits	**492.8**	526.7
– Assets held for sale	**19.3**	26.4
Total assets	**6,696.6**	6,334.7
Shareholders' equity	**3,432.6**	3,189.6
Deferred taxation	**470.7**	465.5
Long-term loans	**1,574.1**	1,504.9
Environmental rehabilitation provisions	**281.2**	283.1
Long-term employee benefits	**15.3**	23.6
Other long-term provisions	**38.0**	8.6
Current liabilities	**884.7**	859.4
– Other current liabilities	**583.4**	671.4
– Current portion of long-term loans	**283.4**	188.0
– Liabilities held for sale	**17.9**	–
Total equity and liabilities	**6,696.6**	6,334.7
US dollar/South African rand conversion rate	**12.90**	14.03
US dollar/Australian dollar conversion rate	**0.76**	0.72
Net debt	**1,364.7**	1,166.2

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In May and June 2017, fixed price ICE Gasoil cash settled swap transactions were entered into, for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.
At the reporting date, the mark to market value on the hedge was negative US$2.3 million.

Australia – Oil hedge

In May and June 2017, fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.
At the reporting date, the mark to market value on the hedge was negative US$1.3 million.

Australia – Gold price hedge

In April and June 2017, a combination of zero-cost collars and forward sales transactions were entered into for the period July 2017 to December 2017 for 295,000 ounces of gold. The average strike prices on the collars are A$1,295.9 on the floor and A$1,754.2 on the cap. The average forward price is A$1,919.9.
At the reporting date, the mark to market on the hedges was positive US$10.7 million.

*Accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2016	**3,622.5**	**(2,126.4)**	**1,570.9**	**122.6**	**3,189.6**
Total comprehensive income	–	216.0	53.0	5.6	**274.6**
Profit for the period	–	–	53.0	5.6	**58.6**
Other comprehensive income	–	216.0	–	–	**216.0**
Dividends declared	–	–	(37.5)	(5.8)	**(43.3)**
Share-based payments continuing operations	–	11.4	–	–	**11.4**
Share-based payments discontinued operations	–	0.3	–	–	**0.3**
Balance as at 30 June 2017	**3,622.5**	**(1,898.7)**	**1,586.4**	**122.4**	**3,432.6**

	UNITED STATES DOLLAR				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2015	**3,471.0**	**(2,262.2)**	**1,447.4**	**111.9**	**2,768.0**
Total comprehensive income	–	7.4	115.3	5.9	**128.6**
Profit for the period	–	–	115.3	5.9	**121.2**
Other comprehensive income	–	7.4	–	–	**7.4**
Dividends declared	–	–	(10.6)	–	**(10.6)**
Share-based payments continuing operations	–	5.5	–	–	**5.5**
Share-based payments discontinued operations	–	0.1	–	–	**0.1**
Share issue	151.5	–	–	–	**151.5**
Balance as at 30 June 2016	**3,622.5**	**(2,249.2)**	**1,552.1**	**117.9**	**3,043.2**

Debt maturity ladder

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR			
	31 Dec 2017	31 Dec 2018	1 Jan 2019 to 31 Dec 2021	Total
Uncommitted loan facilities				
Rand million	1,650.0	–	–	**1,650.0**
US dollar million	–	–	–	**–**
Rand debt translated to dollar	127.9	–	–	**127.9**
Total (US$'m)	**127.9**	**–**	**–**	**127.9**
Committed loan facilities				
US dollar million	220.0	–	2,284.8	**2,504.8**
Rand million	–	1,500.0	1,000.0	**2,500.0**
A$ million	–	–	500.0	**500.0**
Rand debt translated to dollar	–	116.3	77.5	**193.8**
A$ debt translated to dollar	–	–	379.1	**379.1**
Total (US$'m)	**220.0**	**116.3**	**2,741.4**	**3,077.7**
Total (US$'m) – Uncommitted and committed loan facilities	**347.9**	**116.3**	**2,741.4**	**3,205.6**
Utilisation – Uncommitted loan facilities				
Rand million	1,317.0	–	–	**1,317.0**
US dollar million	–	–	–	**–**
Rand debt translated to dollar	102.1	–	–	**102.1**
Total (US$'m)	**102.1**	**–**	**–**	**102.1**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	127.0	–	1,574.1	**1,701.1**
Rand million	–	700.0	–	**700.0**
A$ million	–	–	–	**–**
Rand debt translated to dollar	–	54.3	–	**54.3**
A$ debt translated to dollar	–	–	–	**–**
Total (US$'m)	**127.0**	**54.3**	**1,574.1**	**1,755.4**
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	**229.1**	**54.3**	**1,574.1**	**1,857.5**

Exchange rate: US$1 = R12.91 and US$1 = A$0.76 being the closing rates for six months ended June 2017.

Statement of cash flows

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Six months ended	
	June 2017	June 2016
Cash flows from operating activities	**276.4**	383.9
Profit before royalties, tax and non-recurring items	**192.6**	212.3
Non-recurring items	**(38.1)**	6.5
Amortisation and depreciation	**321.9**	295.6
South Deep BEE dividend	**(1.5)**	(1.3)
Payment of long-term incentive plan	**(11.5)**	–
Change in working capital	**(25.3)**	(10.5)
Royalties and taxation paid	**(195.6)**	(125.2)
Other non-cash items	**27.5**	(3.4)
Cash generated by continuing operations	**270.0**	374.0
Cash generated by discontinued operations	**6.4**	9.9
Dividends paid	**(43.3)**	(10.6)
Owners of the parent	**(37.5)**	(10.6)
Non-controlling interest holders	**(5.8)**	–
Cash flows from investing activities	**(438.5)**	(320.8)
Capital expenditure – additions	**(382.6)**	(306.5)
Capital expenditure – proceeds on disposal	**20.7**	1.2
Purchase of investments	**(60.1)**	–
Proceeds on disposal of investments	**–**	2.7
Environmental payments	**(10.1)**	(8.3)
Cash utilised in continuing operations	**(432.1)**	(310.9)
Cash utilised in discontinued operations	**(6.4)**	(9.9)
Cash flows from financing activities	**160.6**	6.5
Loans received	**285.3**	421.6
Loans repaid	**(124.7)**	(566.6)
Proceeds on issue of shares	**–**	151.5
Cash generated by continuing operations	**160.6**	6.5
Cash generated by discontinued operations	**–**	–
Net cash (outflow)/inflow	**(44.8)**	59.0
Net cash (outflow)/inflow from continuing operations	**(44.8)**	59.0
Net cash inflow from discontinued operations	**–**	–
Translation adjustment	**10.9**	4.4
Cash at beginning of period	**526.7**	440.0
Cash at end of period	**492.8**	503.4
Cash flow for continuing and discontinued operations from operating activities less net capital expenditure and environmental payments	**(102.0)**	60.4

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Six months ended	
	June 2017	June 2016
Net earnings from continuing operations	**55.7**	109.9
Profit on sale of investments	**–**	(1.9)
(Profit)/loss on sale of assets	**(3.1)**	0.3
Taxation effect on sale of assets	**1.1**	(0.1)
Impairment of investments and assets and other	**26.4**	13.9
Taxation on impairment of investments and assets	**(8.4)**	(4.2)
Headline earnings from continuing operations	**71.7**	117.9
Headline earnings per share – cents	**9**	15

Based on headline earnings as given above divided by 820,609,409 (June 2016 – 799,322,449) being the weighted average number of ordinary shares in issue.

Segmental operating and financial results

UNITED STATES DOLLAR

		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
					Ghana			Peru
				South Deep	Total	Tarkwa	Damang	Cerro Corona
OPERATING RESULTS								
Ore milled/treated (000 tonnes)	**Six months to June 2017**	**17,331**	**17,096**	**969**	**9,141**	**6,850**	**2,291**	**3,447**
	Six months to Dec 2016	17,263	17,039	1,105	9,069	6,811	2,258	3,451
	Six months to June 2016	16,961	16,731	1,144	8,807	6,797	2,010	3,526
Yield (grams per tonne)	**Six months to June 2017**	**1.9**	**1.9**	**3.8**	**1.2**	**1.3**	**1.0**	**1.2**
	Six months to Dec 2016	2.1	2.0	4.2	1.3	1.3	1.0	1.3
	Six months to June 2016	2.0	2.0	4.0	1.2	1.3	1.1	1.1
Gold produced (000 managed equivalent ounces)	**Six months to June 2017**	**1,083.6**	**1,059.1**	**119.3**	**358.5**	**281.5**	**76.9**	**137.0**
	Six months to Dec 2016	1,139.8	1,110.5	150.3	370.3	294.5	75.8	142.7
	Six months to June 2016	1,079.1	1,041.9	140.0	345.5	273.5	71.9	127.5
Gold sold (000 managed equivalent ounces)	**Six months to June 2017**	**1,083.2**	**1,058.8**	**120.2**	**358.5**	**281.5**	**76.9**	**135.7**
	Six months to Dec 2016	1,144.8	1,115.6	149.3	370.3	294.5	75.8	148.7
	Six months to June 2016	1,071.7	1,034.6	140.0	345.5	273.5	71.9	120.1
Gold price received (dollar per equivalent ounce)	**Six months to June 2017**	**1,232**	**1,232**	**1,233**	**1,232**	**1,230**	**1,237**	**1,221**
	Six months to Dec 2016	1,262	1,261	1,255	1,274	1,275	1,271	1,176
	Six months to June 2016	1,218	1,217	1,219	1,217	1,219	1,211	1,227
Operating costs (dollar per tonne)	**Six months to June 2017**	**42**	**41**	**160**	**26**	**25**	**27**	**21**
	Six months to Dec 2016	43	42	131	27	26	28	22
	Six months to June 2016	41	40	111	27	24	36	19
All-in sustaining costs (dollar per ounce)	**Six months to June 2017**	**973**	**960**	**1,521**	**995**	**989**	**1,017**	**253**
	Six months to Dec 2016	964	939	1,186	994	929	1,247	506
	Six months to June 2016	983	952	1,229	1,052	993	1,260	489
Total all-in cost (dollar per ounce)	**Six months to June 2017**	**1,029**	**1,017**	**1,557**	**1,142**	**989**	**1,702**	**253**
	Six months to Dec 2016	968	949	1,212	994	929	1,247	506
	Six months to June 2016	987	955	1,257	1,052	993	1,260	489
FINANCIAL RESULTS ($ MILLION)								
Revenue	**Six months to June 2017**	**1,334.6**	**1,304.5**	**148.3**	**441.5**	**346.3**	**95.2**	**165.8**
	Six months to Dec 2016	1,444.5	1,406.9	187.5	471.8	375.4	96.4	175.0
	Six months to June 2016	1,304.9	1,259.4	170.7	420.5	333.5	87.0	147.4
Net operating costs	**Six months to June 2017**	**(707.5)**	**(677.7)**	**(150.8)**	**(217.8)**	**(157.7)**	**(60.1)**	**(70.2)**
	Six months to Dec 2016	(722.0)	(694.4)	(144.3)	(233.4)	(171.0)	(62.4)	(77.4)
	Six months to June 2016	(666.6)	(636.5)	(127.3)	(230.0)	(156.3)	(73.7)	(62.5)
– Operating costs	**Six months to June 2017**	**(728.2)**	**(698.5)**	**(155.5)**	**(233.4)**	**(172.2)**	**(61.2)**	**(71.0)**
	Six months to Dec 2016	(742.3)	(715.5)	(145.0)	(243.1)	(179.6)	(63.5)	(75.3)
	Six months to June 2016	(691.7)	(661.2)	(127.3)	(238.1)	(165.1)	(73.0)	(68.3)
– Gold inventory change	**Six months to June 2017**	**20.7**	**20.7**	**4.7**	**15.6**	**14.5**	**1.1**	**0.8**
	Six months to Dec 2016	20.3	21.1	0.7	9.7	8.6	1.1	(2.0)
	Six months to June 2016	25.1	24.8	–	8.2	8.9	(0.7)	5.8
Operating profit/(loss)	**Six months to June 2017**	**627.1**	**626.7**	**(2.5)**	**223.7**	**188.6**	**35.1**	**95.6**
	Six months to Dec 2016	722.5	712.5	43.1	238.4	204.4	34.0	97.6
	Six months to June 2016	638.3	622.9	43.4	190.5	177.2	13.3	84.9
Amortisation of mining assets	**Six months to June 2017**	**(322.5)**	**(322.5)**	**(34.3)**	**(113.2)**	**(104.4)**	**(8.8)**	**(57.4)**
	Six months to Dec 2016	(375.2)	(375.2)	(40.3)	(115.4)	(102.7)	(12.7)	(56.6)
	Six months to June 2016	(295.6)	(295.6)	(31.2)	(86.8)	(81.7)	(5.1)	(59.0)
Net operating profit/(loss)	**Six months to June 2017**	**304.2**	**304.2**	**(36.8)**	**110.6**	**84.2**	**26.4**	**38.2**
	Six months to Dec 2016	347.4	337.3	2.8	123.0	101.7	21.3	41.0
	Six months to June 2016	342.7	327.4	12.2	103.7	95.5	8.2	25.8
Other expenses	**Six months to June 2017**	**(57.3)**	**(57.3)**	**(8.8)**	**(16.2)**	**(12.6)**	**(3.6)**	**(7.1)**
	Six months to Dec 2016	(45.7)	(45.7)	3.9	(8.9)	(6.4)	(2.4)	(7.2)
	Six months to June 2016	(48.3)	(48.3)	(0.2)	(11.3)	(8.3)	(3.0)	(13.3)
Profit/(loss) before royalties and taxation	**Six months to June 2017**	**246.9**	**246.9**	**(45.6)**	**94.3**	**71.6**	**22.7**	**31.1**
	Six months to Dec 2016	301.7	291.8	6.7	114.1	95.2	18.9	33.8
	Six months to June 2016	294.4	279.0	12.0	92.4	87.2	5.2	12.6
Royalties, mining and income taxation	**Six months to June 2017**	**(94.2)**	**(94.2)**	**11.2**	**(31.7)**	**(28.2)**	**(2.9)**	**(12.6)**
	Six months to Dec 2016	(157.1)	(157.1)	(1.9)	(50.9)	(46.1)	(4.8)	(43.1)
	Six months to June 2016	(101.9)	(101.9)	(5.9)	(23.5)	(19.1)	(4.3)	(8.9)
– Normal taxation	**Six months to June 2017**	**(43.7)**	**(43.7)**	**–**	**(21.8)**	**(21.8)**	**–**	**(21.9)**
	Six months to Dec 2016	(154.6)	(154.6)	–	(29.7)	(29.7)	–	(29.2)
	Six months to June 2016	(39.3)	(39.3)	–	(22.7)	(22.7)	–	(16.7)
– Royalties	**Six months to June 2017**	**(30.6)**	**(30.6)**	**(0.7)**	**(13.2)**	**(10.4)**	**(2.9)**	**(2.4)**
	Six months to Dec 2016	(41.9)	(41.9)	(0.9)	(23.6)	(18.8)	(4.8)	(2.6)
	Six months to June 2016	(38.5)	(38.5)	(0.9)	(21.0)	(16.7)	(4.3)	(2.1)
– Deferred taxation	**Six months to June 2017**	**(19.9)**	**(19.9)**	**12.0**	**3.3**	**3.3**	**–**	**11.7**
	Six months to Dec 2016	39.4	39.4	(1.0)	2.4	2.4	–	(11.3)
	Six months to June 2016	(24.0)	(24.0)	(5.1)	20.2	20.2	–	9.8
Profit/(loss) before non-recurring items	**Six months to June 2017**	**152.7**	**152.7**	**(34.4)**	**62.7**	**42.7**	**19.9**	**18.5**
	Six months to Dec 2016	144.6	134.7	4.9	63.2	49.1	14.1	(9.3)
	Six months to June 2016	192.5	177.2	6.1	68.9	68.1	0.8	3.7
Non-recurring items	**Six months to June 2017**	**(7.4)**	**(7.4)**	**0.1**	**(7.8)**	**(6.8)**	**(1.0)**	**–**
	Six months to Dec 2016	(54.6)	(54.6)	2.1	(9.7)	–	(9.6)	(67.5)
	Six months to June 2016	(10.8)	(10.8)	–	(10.1)	(0.2)	(9.8)	–
Net profit/(loss)	**Six months to June 2017**	**145.3**	**145.3**	**(34.3)**	**54.9**	**36.0**	**18.9**	**18.5**
	Six months to Dec 2016	90.0	80.1#	6.9	53.5	49.1	(4.5)	(76.8)
	Six months to June 2016	181.7	166.3	6.1	58.9	67.2	(9.0)	3.6
Capital expenditure	**Six months to June 2017**	**(350.0)**	**(343.6)**	**(32.2)**	**(163.6)**	**(97.0)**	**(66.6)**	**(12.4)**
	Six months to Dec 2016	(332.6)	(332.7)	(33.6)	(104.1)	(77.2)	(26.9)	(29.9)
	Six months to June 2016	(316.0)	(306.1)	(44.3)	(102.2)	(91.2)	(10.9)	(12.8)

Average exchange rates for the six months were US$1 = R13.24 for June 2017 and US$1 = R15.39 for June 2016.

The Australian/US dollar exchange rates for the six months were A$1 = US$0.75 for June 2017 and A$1 = US$0.74 for June 2016.

Figures may not add as they are rounded independently.

Segmental operating and financial results

		UNITED STATES DOLLAR				AUSTRALIAN DOLLAR				SOUTH AFRICAN RAND	UNITED STATES DOLLAR	AUST-RALIAN DOLLAR
			Australia Region				Australia Region			South Africa Region	Australia Region	Australia Region
			Continuing				Continuing				Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
OPERATING RESULTS												
Ore milled/treated	**Six months to June 2017**	**3,538**	**2,035**	**624**	**879**	**3,538**	**2,035**	**624**	**879**	**969**	**235**	**235**
(000 tonnes)	Six months to Dec 2016	3,414	2,099	610	705	3,414	2,099	610	705	1,105	224	224
	Six months to June 2016	3,254	1,947	566	741	3,254	1,947	566	741	1,144	230	230
Yield	**Six months to June 2017**	**3.9**	**2.8**	**5.8**	**5.1**	**3.9**	**2.8**	**5.8**	**5.1**	**3.8**	**3.2**	**3.2**
(grams per tonne)	Six months to Dec 2016	4.1	2.8	6.1	6.2	4.1	2.8	6.1	6.2	4.2	4.1	4.1
	Six months to June 2016	4.2	2.8	6.0	6.0	4.2	2.8	6.0	6.0	3.8	5.0	5.0
Gold produced	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**444.3**	**184.1**	**115.5**	**144.7**	**3,710**	**24.5**	**24.5**
(000 managed	Six months to Dec 2016	447.2	187.1	120.0	140.1	447.2	187.1	120.0	140.1	4,676	29.3	29.3
equivalent ounces)	Six months to June 2016	428.9	175.9	109.3	143.7	428.9	175.9	109.3	143.7	4,356	37.2	37.2
Gold sold	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**444.3**	**184.1**	**115.5**	**144.7**	**3,740**	**24.5**	**24.5**
(000 managed	Six months to Dec 2016	447.2	187.1	120.0	140.1	447.2	187.1	120.0	140.1	4,645	29.3	29.3
equivalent ounces)	Six months to June 2016	428.9	175.9	109.3	143.7	428.9	175.9	109.3	143.7	4,356	37.2	37.2
Gold price received	**Six months to June 2017**	**1,235**	**1,240**	**1,232**	**1,233**	**1,642**	**1,648**	**1,637**	**1,639**	**525,042**	**1,234**	**1,641**
(dollar per	Six months to Dec 2016	1,281	1,279	1,284	1,287	1,692	1,691	1,698	1,689	567,922	1,287	1,691
equivalent ounce)	Six months to June 2016	1,215	1,211	1,202	1,228	1,657	1,651	1,639	1,674	601,187	1,224	1,669
Operating costs	**Six months to June 2017**	**67**	**42**	**123**	**88**	**90**	**55**	**163**	**117**	**2,124**	**127**	**168**
(dollar per tonne)	Six months to Dec 2016	74	48	128	103	98	64	170	136	1,850	120	157
	Six months to June 2016	74	47	119	93	101	64	162	126	1,712	133	181
All-in sustaining costs	**Six months to June 2017**	**891**	**891**	**960**	**835**	**1,184**	**1,184**	**1,275**	**1,110**	**646,526**	**1,532**	**2,040**
(dollar per ounce)	Six months to Dec 2016	925	980	883	885	1,220	1,296	1,160	1,172	534,188	1,361	1,799
	Six months to June 2016	910	915	1,068	783	1,240	1,247	1,456	1,068	608,825	1,139	1,554
Total all-in-cost	**Six months to June 2017**	**891**	**891**	**960**	**835**	**1,184**	**1,184**	**1,275**	**1,110**	**662,973**	**1,532**	**2,040**
(dollar per ounce)	Six months to Dec 2016	925	980	883	885	1,220	1,296	1,160	1,172	546,126	1,361	1,799
	Six months to June 2016	910	915	1,068	783	1,240	1,247	1,456	1,068	622,453	1,139	1,554
FINANCIAL RESULTS ($ MILLION)												
Revenue	**Six months to June 2017**	**548.8**	**228.2**	**142.2**	**178.4**	**729.6**	**303.4**	**189.1**	**237.1**	**1,963.7**	**30.2**	**40.2**
	Six months to Dec 2016	572.7	239.3	154.0	179.3	756.7	316.3	203.7	236.7	2638.0	37.6	49.5
	Six months to June 2016	520.9	212.9	131.4	176.5	710.0	290.3	179.1	240.6	2,626.9	45.5	62.0
Net operating costs	**Six months to June 2017**	**(239.0)**	**(83.1)**	**(76.4)**	**(79.5)**	**(317.7)**	**(110.5)**	**(101.6)**	**(105.6)**	**(1,996.7)**	**(29.8)**	**(39.6)**
	Six months to Dec 2016	(239.3)	(102.3)	(70.5)	(66.5)	(317.1)	(136.1)	(93.3)	(87.7)	(2,033.9)	(27.6)	(36.3)
	Six months to June 2016	(216.7)	(79.4)	(70.0)	(67.3)	(295.4)	(108.3)	(95.4)	(91.7)	(1,958.6)	(30.1)	(41.1)
– Operating costs	**Six months to June 2017**	**(238.6)**	**(84.9)**	**(76.7)**	**(77.1)**	**(317.1)**	**(112.8)**	**(101.9)**	**(102.4)**	**(2,059.4)**	**(29.8)**	**(39.5)**
	Six months to Dec 2016	(252.1)	(101.4)	(78.3)	(72.4)	(334.0)	(134.5)	(103.8)	(95.7)	(2,044.4)	(26.8)	(35.2)
	Six months to June 2016	(227.5)	(91.4)	(67.4)	(68.7)	(310.1)	(124.6)	(91.8)	(93.6)	(1,958.6)	(30.5)	(41.6)
– Gold inventory change	Six months to June 2017	**(0.4)**	**1.7**	**0.2**	**(2.4)**	**(0.6)**	**2.3**	**0.3**	**(3.2)**	**62.7**	**–**	**(0.1)**
	Six months to Dec 2016	12.8	(1.0)	7.8	6.0	16.9	(1.6)	10.5	8.0	10.5	(0.8)	(1.1)
	Six months to June 2016	10.7	12.0	(2.6)	1.4	14.6	16.3	(3.6)	1.9	–	0.4	0.5
Operating profit/(loss)	**Six months to June 2017**	**309.8**	**145.1**	**65.8**	**98.9**	**411.9**	**192.9**	**87.4**	**131.5**	**(33.0)**	**0.5**	**0.6**
	Six months to Dec 2016	333.4	137.0	83.5	112.9	439.6	180.2	110.4	149.0	604.1	10.0	13.2
	Six months to June 2016	304.1	133.5	61.4	109.2	414.6	182.0	83.7	148.9	668.3	15.4	20.9
Amortisation of mining	**Six months to June 2017**	**(117.6)**				**(156.4)**				**(454.3)**		
assets	Six months to Dec 2016	(162.9)				(215.8)				(571.1)		
	Six months to June 2016	(118.5)				(161.5)				(480.3)		
Net operating profit/(loss)	**Six months to June 2017**	**192.2**				**255.5**				**(487.3)**		
	Six months to Dec 2016	170.5				223.8				33.0		
	Six months to June 2016	185.7				253.1				188.0		
Other expenses	**Six months to June 2017**	**(25.1)**				**(33.4)**				**(116.3)**		
	Six months to Dec 2016	(33.5)				(44.4)				57.6		
	Six months to June 2016	(23.6)				(32.1)				(2.9)		
Profit/(loss) before royalties and taxation	**Six months to June 2017**	**167.1**				**222.1**				**(603.6)**		
	Six months to Dec 2016	137.0				179.3				90.6		
	Six months to June 2016	162.1				221.0				185.1		
Royalties, mining and	**Six months to June 2017**	**(61.1)**				**(81.2)**				**148.6**		
income taxation	Six months to Dec 2016	(61.1)				(80.6)				(23.9)		
	Six months to June 2016	(63.6)				(86.7)				(91.3)		
– Normal taxation	**Six months to June 2017**	**–**				**–**				**–**		
	Six months to Dec 2016	(95.7)				(128.3)				–		
	Six months to June 2016	–				–				–		
– Royalties	**Six months to June 2017**	**(14.2)**				**(18.9)**				**(9.8)**		
	Six months to Dec 2016	(14.8)				(19.5)				(20.9)		
	Six months to June 2016	(14.6)				(19.9)				(13.1)		
– Deferred taxation	**Six months to June 2017**	**(46.9)**				**(62.3)**				**158.4**		
	Six months to Dec 2016	(49.3)				(67.2)				(308.5)		
	Six months to June 2016	(49.0)				(66.8)				(78.2)		
Profit/(loss) before non-recurring items	**Six months to June 2017**	**106.0**				**140.9**				**(455.1)**		
	Six months to Dec 2016	75.9				98.7				66.7		
	Six months to June 2016	98.5				134.3				93.8		
Non-recurring items	**Six months to June 2017**	**0.3**				**0.4**				**1.0**		
	Six months to Dec 2016	20.5				27.5				30.5		
	Six months to June 2016	(0.8)				(1.0)				–		
Net profit/(loss)	**Six months to June 2017**	**106.3**				**141.3**				**(454.0)**		
	Six months to Dec 2016	96.4				126.2				97.2		
	Six months to June 2016	97.7				133.3				93.8		
Capital expenditure	**Six months to June 2017**	**(135.4)**	**(71.6)**	**(28.9)**	**(35.0)**	**(180.0)**	**(95.1)**	**(38.4)**	**(46.5)**	**(426.8)**	**(6.4)**	**(8.5)**
	Six months to Dec 2016	(153.5)	(70.7)	(30.2)	(52.5)	(202.6)	(93.3)	(39.6)	(69.6)	(462.2)	(11.5)	(15.3)
	Six months to June 2016	(146.8)	(69.3)	(39.8)	(37.7)	(200.1)	(94.4)	(54.2)	(51.4)	(682.3)	(9.9)	(13.5)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

1   For Australia, all financial numbers are in Australian dollar.
2   For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in costs

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLAR

				South Africa Region	West Africa Region			South America Region
					Ghana			Peru
		Total Group Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	**Six months to June 2017**	**(727.9)**	**(698.2)**	**(155.5)**	**(233.4)**	**(172.2)**	**(61.2)**	**(71.0)**
	Six months to Dec 2016	(741.6)	(714.8)	(145.1)	(243.1)	179.6	63.5	75.3
	Six months to June 2016	(691.4)	(660.9)	(127.3)	(238.1)	(165.1)	(73.0)	(68.3)
Gold inventory change	**Six months to June 2017**	**20.7**	**20.7**	**4.7**	**15.6**	**14.5**	**1.1**	**0.8**
	Six months to Dec 2016	20.3	21.1	0.7	9.7	8.6	1.1	(2.0)
	Six months to June 2016	25.1	24.7	–	8.2	8.9	(0.7)	5.8
Royalties	**Six months to June 2017**	**(30.6)**	**(29.8)**	**(0.7)**	**(13.2)**	**(10.4)**	**(2.9)**	**(2.4)**
	Six months to Dec 2016	(41.9)	(41.1)	(0.9)	(23.6)	(18.8)	(4.8)	(2.6)
	Six months to June 2016	(38.5)	(37.3)	(0.9)	(21.0)	(16.7)	(4.3)	(2.1)
Realised gains/losses on commodity cost hedges	**Six months to June 2017**	**–**	**–**	**–**	**–**	–	**–**	**–**
	Six months to Dec 2016	–	–	–	–	–	–	–
	Six months to June 2016	(1.5)	(1.4)	–	–	–	–	–
Community/social responsibility costs	**Six months to June 2017**	**(8.9)**	**(8.9)**	**(1.3)**	**(5.7)**	**(5.4)**	**(0.3)**	**(1.9)**
	Six months to Dec 2016	(10.2)	(10.2)	(0.7)	(4.4)	(4.1)	(0.2)	(5.2)
	Six months to June 2016	(5.2)	(5.2)	(0.5)	(1.1)	(1.0)	(0.1)	(3.6)
Non-cash remuneration – share-based payments	**Six months to June 2017**	**(11.7)**	**(11.4)**	**(1.8)**	**(2.5)**	**(1.9)**	**(0.6)**	**(1.5)**
	Six months to Dec 2016	(8.7)	(8.4)	(1.4)	(1.7)	(1.6)	(0.1)	(1.3)
	Six months to June 2016	(5.6)	(5.4)	(0.9)	(1.0)	(0.9)	(0.1)	(0.7)
Cash remuneration (long-term employee benefits)	**Six months to June 2017**	**(3.3)**	**(3.3)**	**(0.5)**	**(1.4)**	**(1.1)**	**(0.3)**	**(0.3)**
	Six months to Dec 2016	9.2	8.8	(0.1)	1.8	1.6	0.2	1.7
	Six months to June 2016	(20.1)	(19.1)	(2.3)	(5.6)	(4.6)	(1.0)	(3.5)
Other	**Six months to June 2017**	**(5.4)**	**(5.4)**	**–**	**–**	**–**	**–**	**(0.5)**
	Six months to Dec 2016	(5.9)	(5.9)	–	–	–	–	(0.5)
	Six months to June 2016	(6.9)	(6.9)	–	–	–	–	(0.4)
By-product credits	**Six months to June 2017**	**73.4**	**73.3**	**0.2**	**(1.4)**	**(1.5)**	**0.1**	**74.1**
	Six months to Dec 2016	77.0	76.9	0.3	0.2	0.1	0.1	75.7
	Six months to June 2016	57.1	57.0	0.2	1.4	1.4	–	54.8
Rehabilitation amortisation and interest	**Six months to June 2017**	**(11.2)**	**(10.9)**	**(0.1)**	**(3.8)**	**(3.5)**	**(0.4)**	**(2.7)**
	Six months to Dec 2016	(12.2)	(12.1)	(0.2)	(2.9)	(2.5)	(0.3)	(1.9)
	Six months to June 2016	(11.3)	(11.2)	(0.2)	(2.6)	(2.3)	(0.3)	(2.0)
Sustaining capital expenditure	**Six months to June 2017**	**(292.9)**	**(286.4)**	**(27.8)**	**(110.9)**	**(97.0)**	**(13.9)**	**(12.4)**
	Six months to Dec 2016	(328.8)	(317.3)	(29.7)	(104.1)	(77.2)	(26.9)	(29.9)
	Six months to June 2016	(312.1)	(302.2)	(40.4)	(102.2)	(91.2)	(10.9)	(12.8)
All-in sustaining costs[2]	**Six months to June 2017**	**(997.8)**	**(960.4)**	**(182.9)**	**(356.8)**	**(278.5)**	**(78.2)**	**(17.7)**
	Six months to Dec 2016	(1,042.7)	(1,002.8)	(177.1)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,010.5)	(968.2)	(172.2)	(362.1)	(271.6)	(90.5)	(32.7)
Exploration, feasibility and evaluation costs	**Six months to June 2017**	**(28.5)**	**(28.5)**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2016	(19.1)	(19.1)	–	–	–	–	–
	Six months to June 2016	(28.0)	(28.0)	–	–	–	–	–
Non-sustaining capital expenditure	**Six months to June 2017**	**(96.2)**	**(96.2)**	**(4.4)**	**(52.7)**	**–**	**(52.7)**	**–**
	Six months to Dec 2016	(4.8)	(4.8)	(3.9)	–	–	–	–
	Six months to June 2016	(4.3)	(4.3)	(3.9)	–	–	–	–
Total all-in cost[3]	**Six months to June 2017**	**(1,122.5)**	**(1,085.0)**	**(187.3)**	**(409.5)**	**(278.5)**	**(130.9)**	**(17.7)**
	Six months to Dec 2016	(1,066.5)	(1,026.6)	(181.0)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,042.8)	(1,000.5)	(176.1)	(362.1)	(271.6)	(90.5)	(32.7)
Total all-in sustaining cost	**Six months to June 2017**	**(997.8)**	**(960.4)**	**(182.8)**	**(356.8)**	**(278.5)**	**(78.2)**	**(17.7)**
	Six months to Dec 2016	(1,042.7)	(1,002.8)	(177.1)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,010.5)	(968.2)	(172.2)	(362.1)	(271.6)	(90.5)	(32.7)
Gold only ounces sold – (000 ounces)	**Six months to June 2017**	**1,017.7**	**993.2**	**120.2**	**358.5**	**281.5**	**76.9**	**70.2**
	Six months to Dec 2016	1,078.6	1,049.3	149.3	370.4	294.5	75.8	82.3
	Six months to June 2016	1,018.3	981.2	140.0	345.5	273.5	71.9	66.8
AISC per ounce of gold sold US$/oz	**Six months to June 2017**	**980**	**967**	**1,521**	**995**	**989**	**1,017**	**253**
	Six months to Dec 2016	968	956	1,186	994	929	1,247	502
	Six months to June 2016	992	988	1,229	1,052	993	1,260	489
Total all-in cost	**Six months to June 2017**	**(1,122.5)**	**(1,085.0)**	**(187.3)**	**(409.5)**	**(278.5)**	**(130.9)**	**(17.7)**
	Six months to Dec 2016	(1,066.5)	(1,026.6)	(181.0)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,042.8)	(1,000.5)	(176.1)	(362.1)	(271.6)	(90.5)	(32.7)
Gold only ounces sold – (000 ounces)	**Six months to June 2017**	**1,017.7**	**993.2**	**120.2**	**358.5**	**281.5**	**76.9**	**70.2**
	Six months to Dec 2016	1,078.6	1,049.3	149.3	370.4	294.5	75.8	82.3
	Six months to June 2016	1,018.3	981.2	140.0	345.5	273.5	71.9	66.8
AIC per ounce of gold sold US$/oz	**Six months to June 2017**	**1,103**	**1,092**	**1,557**	**1,142**	**989**	**1,702**	**253**
	Six months to Dec 2016	989	978	1,212	994	929	1,247	502
	Six months to June 2016	1,024	1,021	1,257	1,052	993	1,260	489

All-in costs
World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

		UNITED STATES DOLLAR					
			Australia Region				Australia Region
			Continuing			Corporate and projects	Discontinued
		Total Continuing Operations	St Ives	Agnew/ Lawlers	Granny Smith		Darlot
Operating costs[1]	**Six months to June 2017**	**(238.6)**	**(84.9)**	**(76.7)**	**(77.1)**	**0.3**	**(29.8)**
	Six months to Dec 2016	(252.1)	(101.4)	(78.3)	(72.4)	0.9	(26.8)
	Six months to June 2016	(227.5)	(91.4)	(67.4)	(68.7)	0.2	(30.5)
Gold inventory change	**Six months to June 2017**	**(0.4)**	**1.7**	**0.2**	**(2.4)**	**–**	**–**
	Six months to Dec 2016	12.8	(1.0)	7.8	6.0	–	(0.8)
	Six months to June 2016	10.7	12.0	(2.6)	1.4	–	0.4
Royalties	**Six months to June 2017**	**(13.4)**	**(5.3)**	**(3.6)**	**(4.5)**	**–**	**(0.8)**
	Six months to Dec 2016	(14.0)	(6.0)	(3.6)	(4.4)	–	(0.8)
	Six months to June 2016	(13.4)	(5.5)	(3.5)	(4.4)	–	(1.2)
Realised gains/losses on commodity cost hedges	**Six months to June 2017**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2016	–	–	–	–	–	–
	Six months to June 2016	(1.4)	(0.6)	(0.2)	(0.7)	–	(0.1)
Community/social responsibility costs	**Six months to June 2017**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2016	–	–	–	–	–	–
	Six months to June 2016	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Six months to June 2017**	**(2.3)**	**(0.9)**	**(0.6)**	**(0.7)**	**(3.2)**	**(0.3)**
	Six months to Dec 2016	(1.9)	(0.9)	(0.5)	(0.6)	(2.1)	(0.3)
	Six months to June 2016	(1.2)	(0.6)	(0.3)	(0.3)	(1.5)	(0.2)
Cash remuneration (long-term employee benefits)	**Six months to June 2017**	**(1.6)**	**(0.6)**	**(0.4)**	**(0.6)**	**0.5**	**–**
	Six months to Dec 2016	1.8	0.7	0.5	0.5	3.7	0.4
	Six months to June 2016	(4.6)	(1.6)	(1.4)	(1.5)	(3.2)	(1.0)
Other	**Six months to June 2017**	**–**	**–**	**–**	**–**	**(4.9)**	**–**
	Six months to Dec 2016	–	–	–	–	(5.4)	–
	Six months to June 2016	–	–	–	–	(6.5)	–
By-product credits	**Six months to June 2017**	**0.4**	**0.3**	**0.1**	**0.1**	**–**	**0.1**
	Six months to Dec 2016	0.6	0.5	0.1	0.1	–	0.1
	Six months to June 2016	0.5	0.3	0.1	–	–	0.1
Rehabilitation amortisation and interest	**Six months to June 2017**	**(4.3)**	**(2.7)**	**(1.0)**	**(0.6)**	**–**	**(0.3)**
	Six months to Dec 2016	(7.1)	(4.7)	(1.7)	(0.7)	–	(0.1)
	Six months to June 2016	(6.4)	(4.1)	(1.6)	(0.7)	–	(0.1)
Sustaining capital expenditure	**Six months to June 2017**	**(135.4)**	**(71.6)**	**(28.9)**	**(35.0)**	**–**	**(6.4)**
	Six months to Dec 2016	(153.5)	(70.7)	(30.2)	(52.5)	–	(11.5)
	Six months to June 2016	(146.8)	(69.3)	(39.8)	(37.7)	–	(9.9)
All-in sustaining costs[2]	**Six months to June 2017**	**(395.7)**	**(164.0)**	**(110.9)**	**(120.8)**	**(7.3)**	**(37.5)**
	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(2.9)	(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(11.0)	(42.3)
Exploration, feasibility and evaluation costs	**Six months to June 2017**	**–**	**–**	**–**	**–**	**(28.5)**	**–**
	Six months to Dec 2016	–	–	–	–	(19.1)	–
	Six months to June 2016	–	–	–	–	(28.0)	–
Non-sustaining capital expenditure	**Six months to June 2017**	**–**	**–**	**–**	**–**	**(39.1)**	**–**
	Six months to Dec 2016	–	–	–	–	(0.9)	–
	Six months to June 2016	–	–	–	–	(0.4)	–
Total all-in cost[3]	**Six months to June 2017**	**(432.4)**	**(164.0)**	**(110.9)**	**(120.8)**	**(74.9)**	**(37.5)**
	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(22.9)	(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(39.4)	(42.3)
Total all-in sustaining cost	**Six months to June 2017**	**(432.4)**	**(164.0)**	**(110.9)**	**(120.8)**	**(7.3)**	**(37.5)**
	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(2.9)	(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(11.0)	(42.3)
Gold only ounces sold – (000 ounces)	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**–**	**24.5**
	Six months to Dec 2016	447.2	187.1	120.0	140.1	–	29.3
	Six months to June 2016	428.9	175.9	109.3	143.7	–	37.2
AISC per ounce of gold sold US$/oz	**Six months to June 2017**	**891**	**891**	**960**	**835**	**–**	**1,532**
	Six months to Dec 2016	924	980	883	885	–	1,363
	Six months to June 2016	910	915	1,068	783	–	1,139
Total all-in cost	**Six months to June 2017**	**(432.4)**	**(164.0)**	**(110.9)**	**(120.8)**	**(74.9)**	**(37.5)**
	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(22.9)	(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(39.4)	(42.3)
Gold only ounces sold – (000 ounces)	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**–**	**24.5**
	Six months to Dec 2016	447.2	187.1	120.0	140.1	–	29.3
	Six months to June 2016	428.9	175.9	109.3	143.7	–	37.2
AIC per ounce of gold sold US$/oz	**Six months to June 2017**	**891**	**891**	**960**	**835**	**–**	**1,532**
	Six months to Dec 2016	924	980	883	885	–	1,363
	Six months to June 2016	910	915	1,068	783	–	1,139

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated

				UNITED STATES DOLLAR				
				South Africa Region	West Africa Region			South America Region
						Ghana		Peru
		Total Group Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**Six months to June 2017**	**(997.8)**	**(960.4)**	**(182.9)**	**(356.8)**	**(278.5)**	**(78.2)**	**(17.7)**
(per table on page 24)	Six months to Dec 2016	(1,042.7)	(1,002.8)	(177.1)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,010.5)	(968.2)	(172.2)	(362.1)	(271.6)	(90.5)	(32.7)
Add back by-product credits	**Six months to June 2017**	**(73.4)**	**(73.3)**	**(0.2)**	**1.4**	**1.5**	**(0.1)**	**(74.1)**
	Six months to Dec 2016	(77.0)	(76.9)	(0.3)	(0.2)	(0.1)	(0.1)	(75.7)
	Six months to June 2016	(57.1)	(54.0)	(0.2)	(1.4)	(1.4)	–	(54.8)
All-in sustaining costs gross	**Six months to June 2017**	**(1,071.2)**	**(1,033.7)**	**(183.1)**	**(355.3)**	**(277.0)**	**(78.3)**	**(91.8)**
of by-product credits	Six months to Dec 2016	(1,119.6)	(1,079.6)	(177.4)	(368.2)	(273.6)	(94.6)	(117.1)
	Six months to June 2016	(1,067.5)	(1,024.9)	(172.3)	(365.3)	(272.9)	(90.5)	(87.5)
Gold equivalent ounces sold	**Six months to June 2017**	**1,083.2**	**1,058.8**	**120.2**	**358.5**	**281.5**	**76.9**	**135.7**
	Six months to Dec 2016	1,144.8	1,115.6	149.3	370.3	294.5	75.8	148.7
	Six months to June 2016	1,071.7	1,034.5	140.0	345.5	273.5	71.9	120.1
AISC gross of by-product	**Six months to June 2017**	**989**	**976**	**1,523**	**991**	**984**	**1,018**	**677**
credits per equivalent ounce	Six months to Dec 2016	978	968	1,188	995	929	1,248	788
of gold – US$/eq oz	Six months to June 2016	996	991	1,231	1,052	998	1,260	728
All-in costs	**Six months to June 2017**	**(1,122.5)**	**(1,085.0)**	**(187.3)**	**(409.5)**	**(278.5)**	**(130.9)**	**(17.7)**
(per table on page 24)	Six months to Dec 2016	(1,066.5)	(1,026.6)	(181.0)	(368.1)	(273.5)	(94.6)	(41.3)
	Six months to June 2016	(1,042.8)	(1,000.5)	(176.1)	(362.1)	(271.6)	(90.5)	(32.7)
Add back by-product credits	**Six months to June 2017**	**(73.4)**	**(73.3)**	**(0.2)**	**1.4**	**1.5**	**(0.1)**	**(74.1)**
	Six months to Dec 2016	(77.0)	(76.8)	(0.3)	(0.2)	(0.1)	(0.1)	(75.7)
	Six months to June 2016	(57.2)	(57.0)	(0.2)	(1.4)	(1.4)	–	(54.8)
All-in costs gross of	**Six months to June 2017**	**(1,195.9)**	**(1,158.4)**	**(187.5)**	**(408.0)**	**(277.0)**	**(131.0)**	**(91.8)**
by-product credits	Six months to Dec 2016	(1,143.4)	(1,103.4)	(181.3)	(368.2)	(273.6)	(94.6)	(117.1)
	Six months to June 2016	(1,099.9)	(1,057.3)	(176.3)	(363.5)	(272.9)	(90.5)	(87.5)
Gold equivalent ounces sold	**Six months to June 2017**	**1,083.2**	**1,058.8**	**120.2**	**358.5**	**281.5**	**76.9**	**135.7**
	Six months to Dec 2016	1,144.8	1,115.6	149.3	370.3	294.5	75.8	148.7
	Six months to June 2016	1,071.7	1,034.5	140.0	345.5	273.5	71.9	120.1
AIC gross of by-product	**Six months to June 2017**	**1,104**	**1,094**	**1,559**	**1,138**	**984**	**1,703**	**677**
credits per equivalent ounce	Six months to Dec 2016	999	989	1,214	995	929	1,248	788
of gold – US$/eq oz	Six months to June 2016	1,026	1,022	1,259	1,052	998	1,260	728

				UNITED STATES DOLLAR				
				Australia Region				Australia Region
				Continuing				Discontinued
		Total Continuing Operations	St Ives	Agnew/ Lawlers	Granny Smith	Corporate and projects		Darlot
All-in sustaining costs	**Six months to June 2017**	**(395.7)**	**(164.0)**	**(110.9)**	**(120.8)**	**(7.3)**		**(37.5)**
(per table on page 25)	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(2.9)		(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(11.0)		(42.3)
Add back by-product credits	**Six months to June 2017**	**(0.4)**	**(0.3)**	**(0.1)**	**(0.1)**	**–**		**(0.1)**
	Six months to Dec 2016	(0.6)	(0.5)	(0.1)	(0.1)	–		(0.1)
	Six months to June 2016	(0.5)	(0.3)	(0.1)	–	–		(0.1)
All-in sustaining costs gross	**Six months to June 2017**	**(396.1)**	**(164.3)**	**(110.9)**	**(120.9)**	**(7.3)**		**(37.6)**
of by-product credits	Six months to Dec 2016	(414.0)	(183.9)	(106.0)	(124.1)	(2.9)		(40.0)
	Six months to June 2016	(390.7)	(161.2)	(116.8)	(112.6)	(11.0)		(42.5)
Gold equivalent ounces sold	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**–**		**24.5**
	Six months to Dec 2016	447.2	187.1	120.0	140.1	–		29.3
	Six months to June 2016	428.9	175.9	109.3	143.7	–		37.2
AISC gross of by-product	**Six months to June 2017**	**891**	**893**	**960**	**835**	**–**		**1,535**
credits per equivalent ounce	Six months to Dec 2016	926	983	883	886	–		1,366
of gold – US$/eq oz	Six months to June 2016	911	916	1,069	784	–		1,143
All-in costs	**Six months to June 2017**	**(432.4)**	**(164.0)**	**(110.9)**	**(120.8)**	**(38.2)**		**(37.5)**
(per table on page 25)	Six months to Dec 2016	(413.4)	(183.4)	(105.9)	(124.0)	(22.9)		(39.9)
	Six months to June 2016	(390.2)	(160.9)	(116.7)	(112.6)	(39.0)		(42.3)
Add back by-product credits	**Six months to June 2017**	**(0.4)**	**(0.3)**	**(0.1)**	**(0.1)**	**–**		**(0.1)**
	Six months to Dec 2016	(0.6)	(0.5)	(0.1)	(0.1)	–		(0.1)
	Six months to June 2016	(0.5)	(0.3)	(0.1)	–	–		(0.1)
All-in costs gross of	**Six months to June 2017**	**(432.8)**	**(164.3)**	**110.9**	**(120.9)**	**(38.2)**		**(37.6)**
by-product credits	Six months to Dec 2016	(414.0)	(183.9)	(106.0)	(124.1)	(2.9)		(40.0)
	Six months to June 2016	(390.7)	(161.2)	(116.8)	(112.6)	(39.0)		(42.5)
Gold equivalent ounces sold	**Six months to June 2017**	**444.3**	**184.1**	**115.5**	**144.7**	**–**		**24.5**
	Six months to Dec 2016	447.2	187.1	120.0	140.1	–		29.3
	Six months to June 2016	428.9	175.9	109.3	143.7	–		37.2
AIC gross of by-product	**Six months to June 2017**	**891**	**893**	**960**	**835**	**–**		**1,535**
credits per equivalent ounce	Six months to Dec 2016	926	983	883	886	–		1,366
of gold – US$/eq oz	Six months to June 2016	911	916	1,069	784	–		1,143

Underground and surface

UNITED STATES DOLLAR

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region South Deep	West Africa Region Ghana Total	Tarkwa	Damang	South America Region Peru Cerro Corona	Australia Region Continuing Total	St Ives	Agnew/ Lawlers	Granny Smith	Discontinued Darlot
ORE MILLED/TREATED (000 TONNES)													
– underground	**Six months to June 2017**	**2,686**	**2,451**	**671**	**–**	**–**	**–**	**–**	**1,780**	**277**	**624**	**879**	**235**
ore	Six months to Dec 2016	2,727	2,503	882	–	–	–	–	1,621	306	610	704	224
	Six months to June 2016	2,583	2,379	750	–	–	–	–	1,629	322	566	741	204
– underground	**Six months to June 2017**	**81**	**81**	**81**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
waste	Six months to Dec 2016	61	61	61	–	–	–	–	–	–	–	–	–
	Six months to June 2016	48	48	48	–	–	–	–	–	–	–	–	–
– surface ore	**Six months to June 2017**	**14,564**	**14,564**	**217**	**9,141**	**6,850**	**2,291**	**3,447**	**1,758**	**1,758**	**–**	**–**	**–**
	Six months to Dec 2016	14,474	14,474	161	9,069	6,811	2,258	3,451	1,793	1,793	–	–	–
	Six months to June 2016	14,330	14,304	346	8,807	6,797	2,010	3,526	1,625	1,625	–	–	26
– total milled	**Six months to June 2017**	**17,331**	**17,096**	**969**	**9,141**	**6,850**	**2,291**	**3,447**	**3,538**	**2,035**	**624**	**879**	**235**
	Six months to Dec 2016	17,262	17,038	1,104	9,069	6,811	2,258	3,451	3,414	2,099	610	704	224
	Six months to June 2016	16,961	16,731	1,144	8,807	6,797	2,010	3,526	3,254	1,947	566	741	230
YIELD (GRAMS PER TONNE)													
– underground	**Six months to June 2017**	**5.9**	**6.2**	**5.5**	**–**	**–**	**–**	**–**	**5.2**	**4.2**	**5.8**	**5.1**	**3.2**
ore	Six months to Dec 2016	5.4	5.5	5.3	–	–	–	–	5.8	4.5	6.1	6.2	4.1
	Six months to June 2016	5.7	5.8	5.8	–	–	–	–	5.8	4.9	6.0	6.0	5.5
– underground	**Six months to June 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
waste	Six months to Dec 2016	–	–	–	–	–	–	–	–	–	–	–	–
	Six months to June 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**Six months to June 2017**	**1.3**	**1.3**	**0.1**	**1.2**	**1.3**	**1.0**	**1.2**	**2.6**	**2.6**	**–**	**–**	**–**
	Six months to Dec 2016	1.4	1.4	0.1	1.3	1.3	1.0	1.3	2.5	2.5	–	–	–
	Six months to June 2016	1.3	1.3	0.1	1.2	1.3	1.1	1.1	2.4	2.4	–	–	1.5
– combined	**Six months to June 2017**	**1.9**	**1.9**	**3.8**	**1.2**	**1.3**	**1.0**	**1.2**	**3.9**	**2.8**	**5.8**	**5.1**	**3.2**
	Six months to Dec 2016	2.0	2.0	4.2	1.3	1.3	1.0	1.3	4.1	2.8	6.1	6.2	4.1
	Six months to June 2016	2.0	1.9	4.0	1.2	1.3	1.1	1.1	4.1	2.8	6.0	6.0	5.0
GOLD PRODUCED (000 OUNCES)													
– underground	**Six months to June 2017**	**440.6**	**416.1**	**118.5**	**–**	**–**	**–**	**–**	**297.6**	**37.5**	**115.5**	**144.7**	**24.5**
ore	Six months to Dec 2016	483.8	454.6	150.0	–	–	–	–	304.6	44.4	120.1	140.2	29.3
	Six months to June 2016	479.1	442.4	138.3	–	–	–	–	304.1	51.1	109.3	143.7	35.9
– underground	**Six months to June 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
waste	Six months to Dec 2016	–	–	–	–	–	–	–	–	–	–	–	–
	Six months to June 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**Six months to June 2017**	**643.0**	**643.0**	**0.8**	**358.5**	**281.5**	**76.9**	**137.0**	**146.7**	**146.7**	**–**	**–**	**–**
	Six months to Dec 2016	656.1	656.1	0.3	370.3	294.5	75.8	142.7	142.8	142.8	–	–	–
	Six months to June 2016	600.0	598.7	0.9	345.5	273.5	71.9	127.5	124.8	124.8	–	–	1.2
– total	**Six months to June 2017**	**1,083.6**	**1,059.1**	**119.3**	**358.5**	**281.5**	**76.9**	**137.0**	**444.3**	**184.1**	**115.5**	**144.7**	**24.5**
	Six months to Dec 2016	1,139.8	1,110.7	150.3	370.3	294.5	75.8	142.7	447.3	187.1	120.1	140.2	29.3
	Six months to June 2016	1,079.1	1,041.9	140.0	345.5	273.5	71.9	127.5	428.9	175.9	109.3	143.7	37.2
OPERATING COSTS (DOLLAR PER TONNE)													
– underground	**Six months to June 2017**	**144**	**146**	**206**	**–**	**–**	**–**	**–**	**113**	**66**	**123**	**88**	**127**
	Six months to Dec 2016	169	135	153	–	–	–	–	135	136	128	103	120
	Six months to June 2016	124	122	159	–	–	–	–	105	83	119	93	144
– surface	**Six months to June 2017**	**23**	**23**	**3**	**26**	**25**	**27**	**21**	**38**	**38**	**–**	**–**	**–**
	Six months to Dec 2016	24	30	3	26	25	27	21	31	31	–	–	–
	Six months to June 2016	26	26	-	27	24	36	19	40	40	–	–	42
– total	**Six months to June 2017**	**42**	**41**	**160**	**26**	**25**	**27**	**21**	**67**	**42**	**123**	**88**	**127**
	Six months to Dec 2016	43	42	131	26	25	27	21	71	46	128	103	120
	Six months to June 2016	41	40	111	27	24	36	19	74	47	119	93	133

Review of operations

Quarter ended 30 June 2017 compared with quarter ended
31 March 2017

CONTINUING OPERATIONS

South Africa region

South Deep project

		June 2017	March 2017
Gold produced	000'oz	**73.5**	45.8
	kg	**2,286**	1,424
Gold sold	000'oz	**73.5**	46.7
	kg	**2,286**	1,454
Yield – underground reef	g/t	**5.74**	5.16
AISC	R/kg	**573,127**	761,867
	US$/oz	**1,352**	1,784
AIC	R/kg	**590,093**	777,497
	US$/oz	**1,389**	1,821

Gold production increased by 61 per cent from 1,424 kilograms (45,800 ounces) in the March quarter to 2,286 kilograms (73,500 ounces) in the June quarter mainly due to an increase in tonnes mined and in head grade. The June quarter demonstrated steady recovery from the incidents which impacted the March quarter performance.

Total underground tonnes mined increased by 13 per cent from 365,200 tonnes in the March quarter to 414,400 tonnes in the June quarter. In the June quarter 368,700 reef tonnes and 45,700 waste tonnes were mined. This compared with 328,400 reef tonnes and 36,800 waste tonnes mined in the March quarter. The average reef grade mined increased by 6 per cent from 5.43 grams per tonne to 5.73 grams per tonne due to the normalisation of the mining blend in the June quarter, after the impact of the falls of ground and fatalities in the March quarter.

Gold recovered was 175 kilograms (5,600 ounces) higher than gold broken of 2,111 kilograms (67,900 ounces) in the June quarter. The additional gold recovered was as a result of the locked-up underground stocks in the March quarter trammed in the June quarter, which also improved the reef yield. The remaining excess stocks of broken ore of 60,000 tonnes are expected to be recovered in the second half of 2017.

Destress mining increased by 167 per cent from 4,402 square metres in the March quarter to 11,732 square metres in the June quarter (a change in the rib pillar design from 2016 to 2017 resulted in a change in the measurement of destress square metres).

Longhole stoping increased by 26 per cent from 171,000 tonnes to 216,000 tonnes. The current mine contributed 48 per cent of the ore tonnes in the June quarter, compared with 64 per cent in the March quarter. The longhole stoping method accounted for 52 per cent of total tonnes mined in the June quarter compared with 47 per cent in the March quarter. These ratio changes are consistent with the mines build-up strategy.

Development increased by 6 per cent from 1,383 metres in the March quarter to 1,471 metres in the June quarter. New mine capital development increased by 8 per cent from 195 metres in the March quarter to 211 metres in the June quarter.   New mine development is focused on infrastructure projects on 100 level and

related to extending haulages, conveyor belts and completing crusher excavations. Development in the reef horizon current mine areas decreased by 6 per cent from 827 metres to 777 metres. Reef horizon development North of Wrench increased by 34 per cent from 361 metres to 483 metres.

Total tonnes milled increased by 19 per cent from 443,000 tonnes to 526,000 tonnes due to an increase in underground material milled. Underground reef tonnes milled increased by 45 per cent from 274,000 tonnes in the March quarter to 397,000 tonnes in the June quarter. Total tonnes milled in the June quarter included 47,000 tonnes of underground development waste mined and 82,000 tonnes of surface tailings material. This compared with 34,000 tonnes of underground development waste mined and 135,000 tonnes of surface tailings material in the March quarter. Underground reef yield increased by 11 per cent from 5.16 grams per tonne to 5.74 grams per tonne.

Net operating costs increased by 13 per cent from R939 million (US$71 million) to R1,057 million (US$80 million) mainly due to higher production and a lower gold-in-process credit of R8 million (US$1 million) in the June quarter compared with a credit of R55 million (US$4 million) in the March quarter.

Capital expenditure increased by 45 per cent from R174 million (US$13 million) in the March quarter to R253 million (US$19 million) in the June quarter.

Sustaining capital expenditure increased by 42 per cent from R151 million (US$11 million) in the March quarter to R214 million (US$16 million) in the June quarter mainly due to fleet purchases. Non-sustaining capital expenditure increased by 70 per cent from R23 million (US$2 million) to R39 million (US$3 million). The higher non-sustaining capital expenditure was mainly due to increased expenditure on new mine development infrastructure projects.

All-in sustaining costs decreased by 25 per cent from R761,867 per kilogram (US$1,784 per ounce) in the March quarter to R573,127 per kilogram (US$1,352 per ounce) in the June quarter mainly due to increased gold sold, partially offset by higher net operating costs and higher sustaining capital expenditure.

Total all-in cost decreased by 24 per cent from R777,497 per kilogram (US$1,821 per ounce) in the March quarter to R590,093 per kilogram (US$1,389 per ounce) in the June quarter due to the same reasons as for all-in-sustaining costs, as well as higher non-sustaining capital expenditure.

West Africa region

GHANA

Tarkwa

		June 2017	March 2017
Gold produced	000'oz	**142.8**	138.7
Yield	g/t	**1.31**	1.24
AISC and AIC	US$/oz	**969**	1,010

Gold production increased by 3 per cent from 138,700 ounces in the March quarter to 142,800 ounces in the June quarter due to higher yield.

Total tonnes mined, including capital stripping, increased by 2 per cent from 26.4 million tonnes in the March quarter to 27.0 million tonnes in the June quarter due to improved drill rig availability and blasted stocks. Ore tonnes mined increased by 13 per cent from 3.8 million tonnes to 4.3 million tonnes. Operational waste tonnes mined increased by 4 per cent from 9.6 million tonnes to 10.0 million tonnes while capital waste tonnes mined decreased by 2 per cent from 13.0 million tonnes to 12.7 million tonnes. Grade mined decreased from 1.34 grams per tonne to 1.33 grams per tonne. The strip ratio decreased from 6.0 to 5.3.

The CIL plant throughput decreased by 3 per cent from 3.5 million tonnes in the March quarter to 3.4 million tonnes in the June quarter due to a change out of a SAG mill pinion. Realised yield increased by 6 per cent from 1.24 grams per tonne to 1.31 grams per tonne due to higher grade feed.

Net operating costs, including gold-in-process movements, increased by 3 per cent from US$78 million to US$80 million mainly due to an increase in operating tonnes mined, partially offset by a US$8 million gold-in-process credit in the June quarter compared with US$7 million in the March quarter.

Capital expenditure decreased by 6 per cent from US$50 million to US$47 million due to timing of expenditure on drill rigs and other fleet refurbishments in the March quarter.

All-in sustaining costs and total all-in cost decreased by 4 per cent from US$1,010 per ounce in the March quarter to US$969 per ounce in the June quarter due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

Damang

		June 2017	March 2017
Gold produced	000'oz	**41.1**	35.8
Yield	g/t	**1.14**	0.95
AISC	US$/oz	**906**	1,142
AIC	US$/oz	**1,692**	1,709

Gold production increased by 15 per cent from 35,800 ounces in the March quarter to 41,100 ounces in the June quarter mainly due to higher head grade processed.

Total tonnes mined, including capital stripping, decreased by 3 per cent from 9.6 million tonnes in the March quarter to 9.3 million tonnes in the June quarter due to challenges with wet weather conditions in oxide mining areas in the Damang pit cutback and Amoanda pit. Ore tonnes mined increased by 23 per cent from 0.74 million tonnes in the March quarter to 0.91 million tonnes in the June quarter. Total waste tonnes mined decreased by 6 per cent from 8.9 million tonnes to 8.4 million tonnes. Capital waste tonnes (included in total waste tonnes) increased by 4 per cent from 7.1 million tonnes to 7.4 million tonnes. Operational waste tonnes decreased by 44 per cent from 1.8 million tonnes to 1.0 million tonnes. Head grade mined increased by 19 per cent from 1.13 grams per tonne to 1.34 grams per tonne. The higher grade in the June quarter was due to an increase in ore mined at the higher grade Amoanda pit. In the June quarter Amoanda pit mined 0.61 million tonnes at 1.59 grams per tonne compared with 0.33 million tonnes mined at 1.25 grams per tonne in the March quarter. The strip ratio decreased from 11.8 to 9.3.

Tonnes processed decreased by 4 per cent from 1.17 million tonnes in the March quarter to 1.12 million tonnes in the June quarter. Yield increased by 20 per cent from 0.95 grams per tonne to 1.14 grams per tonne due to higher grade feed. The higher grade feed was largely driven by increased volumes of higher grade material treated from the Amoanda pit. In the June quarter, tonnes milled were sourced as follows: 0.66 million tonnes at 1.63 grams per tonne from the pits, 0.14 million tonnes at 0.78 grams per tonne from Abosso tailings and 0.32 million tonnes at 0.61 grams per tonne from stockpiles. The remaining Abosso tailings and

stockpiles are approximately 0.19 million tonnes at 0.98 grams per tonne and 0.51 million tonnes at 0.67 grams per tonne, respectively. Net operating costs, including gold-in-process movements, increased by 7 per cent from US$29 million to US$31 million. This was mainly due to a gold-in-process charge to cost of US$nil million in the June quarter compared with a credit of US$2 million in the March quarter.

Sustaining capital expenditure decreased by 60 per cent from US$10 million to US$4 million. Non-sustaining capital expenditure increased by 60 per cent from US$20 million to US$32 million mainly due to the commencement of construction of the Far East Tailings Storage Facility (FETSF) in the June quarter as well as increased capital waste mined.

All-in sustaining costs decreased by 21 per cent from US$1,142 per ounce in the March quarter to US$906 per ounce in the June quarter mainly due to increased gold sold and a reduction in sustaining capital expenditure, partially offset by an increase in net operating costs. All-in costs decreased by 1 per cent from US$1,709 per ounce in the March quarter to US$1,692 per ounce in the June quarter due to the same reasons as for all-in-sustaining costs as well as an increase in non-sustaining capital expenditure.

South America region

PERU

Cerro Corona

		June 2017	March 2017
Gold produced	000'oz	**36.1**	33.8
Copper produced	tonnes	**7,165**	7,267
Total equivalent gold produced	000'eq oz	**68.4**	68.7
Total equivalent gold sold	000'eq oz	**69.6**	66.1
Yield – gold	g/t	**0.68**	0.64
– copper	per cent	**0.43**	0.44
– combined	eq g/t	**1.24**	1.25
AISC and AIC	US$/oz	**380**	118
AISC and AIC	US$/eq oz	**724**	626
Gold price*	US$/oz	**1,258**	1,211
Copper price*	US$/t	**5,660**	5,803

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 7 per cent from 33,800 ounces in the March quarter to 36,100 ounces in the June quarter. Copper production decreased by 1 per cent from 7,267 tonnes to 7,165 tonnes. Equivalent gold production decreased marginally from 68,700 ounces to 68,400 ounces. The increase in gold production was mainly due to higher head grade and the decrease in copper production was mainly due to lower head grade, in line with the mining sequence. Gold head grade increased by 10 per cent from 0.90 grams per tonne to 0.99 grams per tonne and copper head grade decreased by 2 per cent from 0.50 per cent to 0.49 per cent. Gold and copper head grades for the year are expected to be around 1.03 grams per tonne to 1.05 grams per tonne and 0.48 per cent to 0.50 per cent, respectively. Gold recoveries decreased from 71.0 per cent to 68.5 per cent. Copper recoveries increased from 87.9 per cent to 88.8 per cent. Gold yield increased by 6 per cent from 0.64 grams per tonne to 0.68 grams per tonne and copper yield decreased by 2 per cent from 0.44 per cent to 0.43 per cent.

In the June quarter, concentrate with a payable content of 36,300 ounces of gold was sold at an average price of US$1,255 per ounce and 7,447 tonnes of copper was sold at an average price of US$4,998 per tonne, net of treatment and refining charges. This compared with 33,900 ounces of gold that was sold at an average price of US$1,221 per ounce and 6,691 tonnes of copper that was sold at an average price of US$5,254 per tonne, net of treatment and refining charges, in the March quarter.

Total tonnes mined increased by 31 per cent from 3.16 million tonnes in the March quarter to 4.14 million tonnes in the June quarter mainly due to higher waste mined in line with the mining sequence. Ore mined increased by 3 per cent from 1.74 million tonnes to 1.79 million tonnes. Operational waste tonnes mined increased by 65 per cent from 1.42 million tonnes to 2.35 million tonnes mainly with the impact of the rainy season in the March quarter behind us.

Ore processed increased by 2 per cent from 1.71 million tonnes in the March quarter to 1.74 million tonnes in the June quarter mainly due to higher plant utilisation (97 per cent in the June quarter compared to 95 per cent in the March quarter), resulting from a reschedule of the planned plant shutdown with no impact on the plant utilisation plan for 2017.

Net operating costs, including gold-in-process movements, increased by 19 per cent from US$32 million to US$38 million mainly due to a US$2 million gold-in-process charge to cost in the June quarter compared with a US$3 million credit in the March quarter.

Capital expenditure increased by 40 per cent from US$5 million to US$7 million due to an increase in construction activities at the tailings dam and waste storage facilities following from the end of the rainy season.

All-in sustaining costs and total all-in cost per gold ounce increased by 222 per cent from US$118 per ounce in the March quarter to US$380 per ounce in the June quarter mainly due to higher net operating costs and higher capital expenditure, partially offset by increased gold sold. All-in sustaining costs and total all-in costs per equivalent ounce increased by 16 per cent from US$626 per equivalent ounce to US$724 per equivalent ounce due to the same reasons as above.

Australia region

St Ives

		June 2017	March 2017
Gold produced	000'oz	**102.6**	81.6
Yield – underground	g/t	**3.64**	4.76
– surface	g/t	**2.98**	2.19
– combined	g/t	**3.07**	2.55
AISC and AIC	A$/oz	**1,107**	1,280
	US$/oz	**831**	966

Gold production increased by 26 per cent from 81,600 ounces in the March quarter to 102,600 ounces in the June quarter due to increased tonnes mined and processed, as well as higher grade mined from the open pits.

At the underground operations, ore tonnes mined increased by 1 per cent from 142,000 tonnes in the March quarter to 143,000 tonnes in the June quarter. Head grade decreased by 17 per cent from 4.87 grams per tonne to 4.06 grams per tonne due to the mining schedule.

At the open pit operations, ore tonnes mined increased by 13 per cent from 785,000 tonnes in the March quarter to 886,000 tonnes in the June quarter. The increased tonnes were the result of eighteen days of production lost due to inclement weather and

resultant wet conditions during the March quarter. Grade mined increased by 25 per cent from 2.63 grams per tonne to 3.28 grams per tonne with ore production focused on a high grade portion of the Invincible pit in line with the mining schedule.

Operational waste tonnes mined decreased by 43 per cent from 2.1 million tonnes in the March quarter to 1.2 million tonnes in the June quarter and capital waste tonnes mined increased by 57 per cent from 6.3 million tonnes to 9.9 million tonnes reflecting a change from the removal of operating waste to removal of pre-strip. Total material movements at the open pits increased by 32 per cent from 9.2 million tonnes to 12.0 million tonnes, with the lower tonnes in the March quarter due to inclement weather. The strip ratio increased from 10.7 to 12.5.

Throughput at the Lefroy mill increased by 5 per cent from 995,000 tonnes in the March quarter to 1,040,000 tonnes in the June quarter due to a scheduled maintenance shutdown in the March quarter. Yield increased by 20 per cent from 2.55 grams per tonne to 3.07 grams per tonne due to higher grades mined at the open pits and higher volumes mined and processed thereby reducing the quantity of low grade stockpiled material processed in the June quarter.

Net operating costs, including gold-in-process movements, decreased by 29 per cent from A$65 million (US$49 million) to A$46 million (US$35 million) due to decreased operational waste mining in the open pits and a gold inventory credit to cost of A$5 million (US$4 million) in the June quarter compared with a charge of A$3 million (US$2 million) in the March quarter.

Capital expenditure increased by 74 per cent from A$35 million (US$26 million) to A$61 million (US$45 million) mainly due to increased pre-stripping at Invincible and Neptune pits.

All-in sustaining costs and total all-in cost decreased by 14 per cent from A$1,280 per ounce (US$966 per ounce) in the March quarter to A$1,107 per ounce (US$831 per ounce) in the June quarter due to increased gold sold and lower net operating costs, partially offset by higher capital expenditure.

Agnew/Lawlers

		June 2017	March 2017
Gold produced	000'oz	**57.2**	58.3
Yield	g/t	**5.62**	5.89
AISC and AIC	A$/oz	**1,283**	1,268
	US$/oz	**964**	957

Gold production decreased by 2 per cent from 58,300 ounces in the March quarter to 57,200 ounces in the June quarter due to a gold-in-circuit build-up in the June quarter.

Ore mined from underground decreased by 11 per cent from 301,000 tonnes in the March quarter to 268,000 tonnes in the June quarter mainly due to lower than planned ore tonnes from New Holland. Head grade mined increased by 13 per cent from 6.31 grams per tonne to 7.13 grams per tonnes due to higher grades from both Waroonga and New Holland.

Tonnes processed increased by 3 per cent from 308,000 tonnes in the March quarter to 316,000 tonnes in the June quarter with the mill operating at capacity. The combined yield decreased by 5 per cent from 5.89 grams per tonne to 5.62 grams per tonne due to an increase of 2,900 ounces of gold-in-circuit in the June quarter and the processing of more lower grade stockpiles in the June quarter.

Net operating costs, including gold-in-process movements, decreased by 4 per cent from A$52 million (US$39 million) in the March quarter to A$50 million (US$37 million) in the June quarter mainly due to a gold-in-circuit credit to cost of A$1 million (US$1 million) in the June quarter compared with a charge of A$1 million (US$1 million) in the March quarter.

Capital expenditure increased by 5 per cent from A$19 million (US$14 million) to A$20 million (US$15 million) mainly due to increased exploration expenditure.

All-in sustaining costs and total all-in cost increased by 1 per cent from A$1,268 per ounce (US$957 per ounce) in the March quarter to A$1,283 per ounce (US$964 per ounce) in the June quarter mainly due to decreased gold sold and higher capital expenditure, partially offset by lower net operating costs.

Granny Smith

		June 2017	March 2017
Gold produced	000'oz	**72.8**	71.9
Yield	g/t	**5.42**	4.85
AISC and AIC	A$/oz	**1,067**	1,153
	US$/oz	**799**	871

Gold production increased by 1 per cent from 71,900 ounces in the March quarter to 72,800 ounces in the June quarter mainly due to increased tonnes mined and processed.

Ore mined from underground increased by 9 per cent from 415,000 tonnes in the March quarter to 451,000 tonnes in the June quarter due to increased stope availability and efficiencies. Head grade mined increased by 18 per cent from 4.94 grams per tonne in the March quarter to 5.84 grams per tonne in the June quarter as mining in lower grade areas was completed and the sequence returned to more typical Granny Smith grades.

Tonnes processed decreased by 9 per cent from 461,000 tonnes in the March quarter to 418,000 tonnes in the June quarter due to a milling campaign which ended early in June. The yield increased by 12 per cent from 4.85 grams per tonne to 5.42 grams per tonne reflecting the higher grades mined.

Net operating costs, including gold-in-process movements, decreased by 11 per cent from A$56 million (US$42 million) in the March quarter to A$50 million (US$38 million) in the June quarter mainly due to a gold-in-process credit to cost of A$2 million (US$2 million) in the June quarter compared with a charge of A$5 million (US$4 million) in the March quarter.

Capital expenditure was similar at A$23 million (US$18 million).

All-in sustaining costs and total all-in cost decreased by 7 per cent from A$1,153 per ounce (US$871 per ounce) in the March quarter to A$1,067 per ounce (US$799 per ounce) in the June quarter due to the higher gold sold and lower net operating costs.

DISCONTINUED OPERATION

Australia region

Darlot

		June 2017	March 2017
Gold produced	000'oz	**10.8**	13.7
Yield	g/t	**2.92**	3.55
AISC and AIC	A$/oz	**2,208**	1,899
	US$/oz	**1,657**	1,434

Gold production decreased by 21 per cent from 13,700 ounces in the March quarter to 10,800 ounces in the June quarter due to lower volumes and grades mined.

Ore mined from underground decreased by 4 per cent from 118,400 tonnes in the March quarter to 113,700 tonnes in the June quarter due to lower than planned mobile fleet availability and a higher number of loader breakdowns. Head grade mined decreased by 33 per cent from 3.95 grams per tonne to 2.63 grams per tonne due to thinner ore body widths. A number of stopes also experienced increased dilution due to localised geotechnical failures associated with intersecting fault planes in the hanging walls.

Tonnes processed decreased by 4 per cent from 120,000 tonnes in the March quarter to 115,000 tonnes in the June quarter due to decreased ore mined. The yield decreased by 18 per cent from 3.55 grams per tonne to 2.92 grams per tonne due to the lower grades mined.

Net operating costs, including gold-in-process movements, were similar at A$20 million (US$15 million).

Capital expenditure decreased by 50 per cent from A$6 million (US$4 million) to A$3 million (US$2 million) mainly due to lower development and infrastructure works associated with the Oval ore body. Decline development towards the Oval ore body was completed during the June quarter.

All-in sustaining costs and total all-in cost increased by 16 per cent from A$1,899 per ounce (US$1,434 per ounce) in the March quarter to A$2,208 per ounce (US$1,657 per ounce) in the June quarter due to lower gold sold, partially offset by lower capital expenditure.

Salient feature and cost benchmarks

UNITED STATES DOLLAR

OPERATING RESULTS		Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region / Ghana — Total	Tarkwa	Damang	South America Region / Peru — Cerro Corona
Ore milled/treated	June 2017	8,667	8,552	526	4,510	3,391	1,119	1,741
(000 tonnes)	March 2017	8,665	8,545	443	4,632	3,459	1,172	1,706
	June 2016	8,372	8,242	601	4,271	3,300	971	1,775
Yield	June 2017	2.0	2.0	4.3	1.3	1.3	1.1	1.2
(grams per tonne)	March 2017	1.8	1.8	3.2	1.2	1.2	1.0	1.3
	June 2016	2.0	2.0	4.0	1.2	1.3	1.0	1.1
Gold produced	June 2017	569.1	558.3	73.5	183.9	142.8	41.1	68.4
(000 managed equivalent ounces)	March 2017	514.4	500.7	45.8	174.5	138.7	35.8	68.7
	June 2016	546.0	527.6	76.5	164.4	134.1	30.2	64.6
Gold sold	June 2017	570.4	559.6	73.5	183.9	142.8	41.1	69.6
(000 managed equivalent ounces)	March 2017	512.8	499.1	46.7	174.5	138.7	35.8	66.1
	June 2016	540.0	521.6	76.5	164.4	134.1	30.2	58.6
Net operating costs*	June 2017	(352.5)	(337.7)	(80.0)	(110.4)	(79.7)	(30.7)	(37.8)
(million)	March 2017	(354.9)	(340.0)	(70.7)	(107.3)	(78.0)	(29.3)	(32.3)
	June 2016	(335.6)	(320.9)	(68.7)	(108.4)	(78.2)	(30.2)	(29.7)
Operating costs	June 2017	42	41	153	26	26	27	21
(dollar per tonne)	March 2017	42	41	169	25	25	26	21
	June 2016	42	42	114	26	24	30	21
Sustaining capital*	June 2017	(154.8)	(152.6)	(16.4)	(51.3)	(47.3)	(4.0)	(7.2)
(million)	March 2017	(138.0)	(133.8)	(11.4)	(59.5)	(49.7)	(9.8)	(5.2)
	June 2016	(173.0)	(167.1)	(25.8)	(53.7)	(43.4)	(10.3)	(7.6)
Non-sustaining capital*	June 2017	(63.9)	(63.9)	(2.7)	(32.4)#	–	(32.4)#	–
(million)	March 2017	(32.2)	(32.2)	(1.7)	(20.3)	–	(20.3)	–
	June 2016	(1.9)	(1.9)	(1.9)	–	–	–	–
Total capital expenditure*	June 2017	(218.6)	(216.4)	(19.1)	(83.6)	(47.3)	(36.4)	(7.2)
(million)	March 2017	(170.2)	(166.1)	(13.1)	(79.9)	(49.7)	(30.1)	(5.2)
	June 2016	(174.9)	(169.0)	(27.7)	(53.7)	(43.4)	(10.3)	(7.6)
All-in sustaining costs	June 2017	941	926	1,352	955	969	906	380
(dollar per ounce)	March 2017	1,009	997	1,784	1,037	1,010	1,142	118
	June 2016	1,015	928	1,268	1,072	991	1,427	599
Total all-in-cost	June 2017	1,006	993	1,389	1,131	969	1,692	380
(dollar per ounce)	March 2017	1,055	1,044	1,821	1,153	1,010	1,709	118
	June 2016	1,021	1,012	1,293	1,072	991	1,427	599

		UNITED STATES DOLLAR — Australia Region / Continuing				AUSTRALIAN DOLLAR — Australia Region / Continuing				SOUTH AFRICAN RAND — South Africa Region	UNITED STATES DOLLARS — Australia Region / Discontinued	AUST-RALIAN DOLLARS — Australia Region / Discontinued
		Total	St Ives	Agnew/Lawlers	Granny Smith	Total	St Ives	Agnew/Lawlers	Granny Smith	South Deep	Darlot	Darlot
OPERATING RESULTS												
Ore milled/treated	June 2017	1,774	1,040	316	418	1,774	1,040	316	418	526	115	115
(000 tonnes)	March 2017	1,764	995	308	461	1,764	995	308	461	443	120	120
	June 2016	1,595	950	282	363	1,595	950	282	363	601	130	130
Yield	June 2017	4.1	3.1	5.6	5.4	4.1	3.1	5.6	5.4	4.3	2.9	2.9
(grams per tonne)	March 2017	3.7	2.6	5.9	4.9	3.7	2.6	5.9	4.9	3.2	3.6	3.6
	June 2016	4.3	2.9	6.3	6.5	4.3	2.9	6.3	6.5	4.0	6.4	4.4
Gold produced	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
(000 managed equivalent ounces)	March 2017	211.7	81.6	58.3	71.9	211.7	81.6	58.3	71.9	1,424	13.7	13.7
	June 2016	222.2	88.8	57.2	76.2	222.2	88.8	57.2	76.2	2,378	18.5	18.5
Gold sold	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
(000 managed equivalent ounces)	March 2017	211.7	81.6	58.3	71.9	211.7	81.6	58.3	71.9	1,454	13.7	13.7
	June 2016	222.2	88.8	57.2	76.2	222.2	88.8	57.2	76.2	2,378	18.5	18.5
Net operating costs*	June 2017	(109.4)	(34.5)	(37.4)	(37.5)	(145.9)	(46.0)	(49.8)	(50.0)	(1,057.3)	(14.9)	(19.7)
(million)	March 2017	(129.6)	(48.6)	(39.1)	(41.9)	(171.9)	(64.5)	(51.8)	(55.6)	(939.4)	(14.9)	(19.8)
	June 2016	(114.1)	(44.3)	(35.4)	(34.4)	(152.9)	(59.4)	(47.4)	(46.1)	(1,034.3)	(14.7)	(19.6)
Operating costs	June 2017	65	37	121	93	87	49	161	124	2,023	127	168
(dollar per tonne)	March 2017	70	47	125	83	93	62	165	109	2,245	126	168
	June 2016	74	52	119	99	100	69	160	133	1,714	116	155
Sustaining capital*	June 2017	(77.7)	(45.4)	(14.8)	(17.5)	(103.5)	(60.5)	(19.8)	(23.3)	(214.4)	(2.2)	(2.9)
(million)	March 2017	(57.7)	(26.1)	(14.0)	(17.5)	(76.5)	(34.7)	(18.6)	(23.2)	(150.9)	(4.2)	(5.5)
	June 2016	(80.0)	(36.6)	(20.2)	(23.2)	(107.4)	(49.1)	(27.0)	(31.3)	(392.9)	(5.9)	(7.9)
Non-sustaining capital*	June 2017	–	–	–	–	–	–	–	–	(38.8)	–	–
(million)	March 2017	–	–	–	–	–	–	–	–	(22.7)	–	–
	June 2016	–	–	–	–	–	–	–	–	(27.4)	–	–
Total capital expenditure*	June 2017	(104.2)	(45.4)	(14.8)	(17.5)	(138.7)	(60.5)	(19.8)	(23.3)	(253.2)	(2.2)	(2.9)
(million)	March 2017	(67.9)	(26.1)	(14.0)	(17.5)	(90.1)	(34.7)	(18.6)	(23.2)	(173.6)	(4.2)	(5.5)
	June 2016	(85.9)	(36.6)	(20.2)	(23.2)	(107.4)	(49.1)	(27.0)	(31.3)	(420.3)	(5.9)	(7.9)
All-in sustaining costs	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	573,127	1,657	2,208
(dollar per ounce)	March 2017	931	966	957	871	1,234	1,280	1,268	1,153	761,867	1,434	1,899
	June 2016	933	976	1,034	805	1,218	1,311	1,383	1,081	615,697	1,167	1,574
Total all-in-cost	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	590,093	1,657	2,208
(dollar per ounce)	March 2017	931	966	957	871	1,234	1,280	1,268	1,153	777,497	1,434	1,899
	June 2016	933	976	1,034	805	1,218	1,311	1,383	1,081	627,233	1,167	1,574

Average exchange rates were US$1 = R13.21, US$1 = R13.27 and US$1 = R14.99 for the June 2017, March 2017 and June 2016 quarters, respectively.

Figures may not add as they are rounded independently.

* In local currency.

Damang reinvestment and Gruyere capital.

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana Total	Tarkwa	Damang	South America Region — Peru Cerro Corona	Australia Region — Continuing Total	St Ives	Agnew/ Lawlers	Granny Smith	Discontinued Darlot
UNITED STATES DOLLAR													
ORE MILLED/TREATED (000 TONNES)													
– underground ore	**June 2017**	**1,382**	**1,267**	**397**	**–**	**–**	**–**	**–**	**870**	**136**	**316**	**418**	**115**
	March 2017	1,304	1,184	274	–	–	–	–	910	141	308	461	120
	June 2016	1,313	1,203	419	–	–	–	–	784	139	282	363	110
– underground waste	**June 2017**	**47**	**47**	**47**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	March 2017	34	34	34	–	–	–	–	–	–	–	–	–
	June 2016	24	24	24	–	–	–	–	–	–	–	–	–
– surface ore	**June 2017**	**7,238**	**7,238**	**82**	**4,510**	**3,391**	**1,119**	**1,741**	**904**	**904**	**–**	**–**	**–**
	March 2017	7,327	7,327	135	4,632	3,459	1,172	1,706	854	854	–	–	–
	June 2016	7,035	7,015	158	4,271	3,300	971	1,775	811	811	–	–	20
– total milled	**June 2017**	**8,667**	**8,552**	**526**	**4,510**	**3,391**	**1,119**	**1,741**	**1,774**	**1,040**	**316**	**418**	**115**
	March 2017	8,665	8,545	443	4,632	3,459	1,172	1,706	1,764	995	308	461	120
	June 2016	8,372	8,242	601	4,271	3,300	971	1,775	1,595	950	282	363	130
YIELD (GRAMS PER TONNE)													
– underground ore	**June 2017**	**5.0**	**5.2**	**5.7**	**–**	**–**	**–**	**–**	**5.2**	**3.6**	**5.6**	**5.4**	**2.9**
	March 2017	4.9	5.0	5.2	–	–	–	–	5.2	4.8	5.9	4.9	3.6
	June 2016	5.9	6.0	5.7	–	–	–	–	6.0	5.8	6.3	6.5	5.0
– underground waste	**June 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**June 2017**	**1.5**	**1.5**	**0.1**	**1.3**	**1.3**	**1.1**	**1.2**	**3.0**	**3.0**	**–**	**–**	**–**
	March 2017	1.3	1.3	0.1	1.2	1.2	1.0	1.3	2.2	2.2	–	–	–
	June 2016	1.3	1.3	0.1	1.2	1.3	1.0	1.1	2.4	2.4	–	–	1.0
– combined	**June 2017**	**2.0**	**2.0**	**4.3**	**1.3**	**1.3**	**1.1**	**1.2**	**4.1**	**3.1**	**5.6**	**5.4**	**2.9**
	March 2017	1.8	1.8	3.2	1.2	1.2	1.0	1.3	3.7	2.6	5.9	4.9	3.6
	June 2016	2.0	2.0	4.0	1.2	1.3	1.0	1.1	4.3	2.9	6.3	6.5	4.4
GOLD PRODUCED (000 OUNCES)													
– underground ore	**June 2017**	**229.9**	**219.1**	**73.2**	**–**	**–**	**–**	**–**	**145.9**	**15.9**	**57.2**	**72.8**	**10.8**
	March 2017	210.7	197.0	45.3	–	–	–	–	151.7	21.6	58.3	71.9	13.7
	June 2016	253.0	235.2	76.1	–	–	–	–	159.1	25.8	57.2	76.2	17.8
– underground waste	**June 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	March 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**June 2017**	**339.2**	**339.2**	**0.3**	**183.9**	**142.8**	**41.1**	**68.4**	**86.7**	**86.7**	**–**	**–**	**–**
	March 2017	303.7	303.7	0.5	174.5	138.7	35.8	68.7	60.0	60.0	–	–	–
	June 2016	292.9	292.3	0.4	164.4	134.1	30.3	64.6	63.0	63.0	–	–	0.6
– total	**June 2017**	**569.1**	**558.3**	**73.5**	**183.9**	**142.8**	**41.1**	**68.4**	**232.5**	**102.6**	**57.2**	**72.8**	**10.8**
	March 2017	514.4	500.7	45.8	174.5	138.7	35.8	68.7	211.7	81.6	58.3	71.9	13.7
	June 2016	546.0	527.5	76.5	164.4	134.1	30.3	64.6	222.1	88.8	57.2	76.2	18.5
OPERATING COSTS (DOLLAR PER TONNE)													
– underground	**June 2017**	**130**	**130**	**181**	**–**	**–**	**–**	**–**	**96**	**43**	**121**	**93**	**127**
	March 2017	137	138	242	–	–	–	–	98	88	125	83	126
	June 2016	128	127	155	–	–	–	–	107	103	119	99	137
– surface	**June 2017**	**26**	**25**	**3**	**26**	**26**	**27**	**21**	**36**	**36**	**–**	**–**	**–**
	March 2017	25	25	3	25	25	26	21	40	40	–	–	–
	June 2016	26	26	-	26	24	30	21	43	43	–	–	30
– total	**June 2017**	**42**	**41**	**153**	**26**	**26**	**27**	**21**	**65**	**37**	**121**	**93**	**127**
	March 2017	42	41	169	25	25	26	21	70	47	125	83	126
	June 2016	42	40	114	26	24	30	21	74	52	119	99	116

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:ssd@capita.co.uk

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI
SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• *(Chief Executive Officer)*   PA Schmidt• *(Chief Financial Officer)*
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   DMJ Ncube°   SP Reid°   YGH Suleman°
^ Australian * British # Ghanaian
° Independent Director • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 17 August 2017

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer